Exhibit 99.1

Operational and financial Update

Ebene, December 27, 2021: Azure Power Global Limited (NYSE: AZRE) (the “Company”), a leading independent renewable power producer in India, today announced certain operational and financial updates in connection with the Rights Offering that was also announced today.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

RECENT DEVELOPMENTS

In November 2021, the Company signed PPAs with Solar Energy Corporation of India (“SECI”) for 600 MWs at a fixed tariff of INR 2.54 per kWh and, in December 2021, signed PPAs with SECI for a further 2,333 MWs at a fixed tariff of INR 2.42 per kWh for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects.

The Company has also received letter of awards (LOA), for its first 120 MWs wind project and first 150 MWs solar – wind hybrid project, from SECI. The Company further received LOA for 200 MWs solar – wind hybrid project from Maharashtra State Electricity Distribution Co. Limited (MSEDCL).

The Company is evaluating, and is in preliminary discussions, with sellers of renewable energy assets in India that would complement its current portfolio. Some of these assets may be sizeable and may result in significant acquisitions. The Company’s strategy is to continue to build shareholder value and to evaluate acquisition opportunities that satisfy criteria of value accretive returns.

During the second fiscal quarter ended September 30, 2021, the Company issued Solar Green bonds (the "Bonds") of US$414 Million through its wholly owned subsidiary, Azure Power Energy Ltd at coupon of 3.575% maturing in 2026. The proceeds from the Bonds were used to repay the 5.50% US$ 500 Million solar green bond issued in 2017 with a maturity in 2022. The Bonds have a tenor of 5 years with amortisation and waterfall structures and their issuance is a leverage-positive transaction for the Company.

During the quarter ended September 30, 2021, the Company received a favorable order from the Appellate Tribunal for Electricity (“APTEL”) relating to ongoing litigation in relation to the 40 MW Karnataka project having a power purchase agreement with Gulbarga Electricity Supply Company Limited (GESCOM). APTEL set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced the extension of time, reduced the PPA tariff and imposed liquidated damages. Subsequent to the period ended September 30, 2021, the GESCOM has further filed an appeal with Supreme Court against the order.

The Company also received a favourable order from Karnataka High Court (Order dated December 02, 2021 in WP 5368 of 2020) for its 50 MW Solar Power Project in Karnataka, against Hubli Electricity Supply Company Limited (“HESCOM”), i.e. procurer DISCOM under its PPA, whereby HESCOM has been, inter alia, directed to pay and clear all the outstanding dues payable by it in relation to all the bills and invoices raised as on the date of order and make prompt, regular and timely payments without any delay in relation to future invoices. HESCOM has also been directed to forthwith open or renew monthly irrevocable letters of credit in terms of the PPA between the Company and HESCOM. Additionally, general directions to all the DISCOMs in the State of Karnataka, have been, inter alia, to issue, honour, discharge and fulfil their duties, obligations and liabilities under the respective PPAs including opening of letters of credit as per PPA and to make prompt, regular and timely payments without any delay in relation to future invoices raised by power generators in the State of Karnataka.

During the current year, the Company received complaints and anonymous whistle-blower reports which made various claims against certain of the Company’s Key Managerial Personnel, related to their and the Company’s actions in relation to the acquisition of and use of land in Rajasthan, Assam and Uttar Pradesh, as well as certain other corporate actions. The Company, through its Audit Committee, and with the assistance of external counsel and forensic auditors, has completed its investigation to determine whether the allegations made in the complaints or contained in the whistle-blower reports are substantive. The issues raised, including those raised against Key Management Personnel, have been closed and allegations were not substantiated; however, the Company determined that its ethics policies regarding external consultants should be enhanced. The Company, through its Audit Committee and with the assistance of external counsel, will be taking remedial steps (including training and policy review).

During the third quarter ending December 31, 2021, the Company received an unfavorable order from appellate authority from the Mumbai Centre for International Arbitration (“MCIA”), relating to arbitration proceedings initiated by the Company’s former chief executive officer in relation to his transition agreement. The Company is in process of evaluating the order received and will take necessary action in due course.

The Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi on October 1, 2021, in respect of an earlier Enforcement Case Information Report wherein Mr. Pawan Kumar Agrawal, the current Chief Financial Officer of the Company, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. The Company will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

Certain PPAs, particularly the PPAs executed with SECI require the project developer to maintain its controlling shareholding (more than 50% of the voting rights and paid-up share capital) prevalent at the time of the signing of the PPA up to one year after the commercial operation date; however, transfer of controlling shareholding within the same group companies is permitted with the permission of SECI after the commercial operation date, subject to the condition that the management control remains with same group companies.

In April 2021, the Supreme Court of India while passing an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican, directed the states of Rajasthan and Gujarat including developers having overhead transmission lines in identified priority and potential area to take necessary steps for conversion of overhead power lines to underground lines and in the interim install bird diverters on the overhead lines. However, in the non-feasibility of converting high voltage lines to underground lines, the matter can be referred for technical evaluation by a committee set up by Supreme Court. The conversion of overhead cables into underground power lines, wherever considered feasible by such committee, is to take place within a period of one year. The order of the Supreme Court mentioned the pass through of such expenses incurred by the power developers to the ultimate consumer, subject to approval of the Competent Regulatory Authority. The Company and other players in the industry through Solar Power Developer Association. as well as, Union of India (Ministry of New and Renewable (MNRE) have submitted a modification application to Supreme Court of India, seeking allowance for laying of over-head transmission lines outside priority areas as well as inside priority areas if the lines are of high/extra high voltage of 33 kV or above and to examine on case-to-case basis study for requirement of undergrounding even for 33kV and lower in priority area. The Management has preliminarily assessed that any costs incurred to comply with the said order are likely to be substantially or wholly recoverable by the Company under provisions of change in law and/or force majeure of their respective PPAs in due course following the prescribed procedure under the respective PPAs and law.

MANAGEMENT DISCUSSION AND ANALYSIS ON OPERATING AND FINANCIAL REVIEW

Unaudited Condensed Financial Information

The following is a summary of our unaudited condensed consolidated statement of operations data for the six months ended September 30, 2020 and 2021, a summary of our audited condensed consolidated balance sheet data as of March 31, 2021 and unaudited condensed consolidated balance sheet data as of September 30, 2021 and a summary of our unaudited condensed consolidated cash flow data for the six months ended September 30, 2020 and 2021. We have prepared this unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with United States generally accepted accounting principles. Results for the first six months of our fiscal year ending March 31, 2022 may not be indicative of our full-year results for our full fiscal year or for future six month periods.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Six Months ended September 30,
	2020	2021	2021
	INR	INR	US$ (1)
	(Unaudited)
	(in millions, except per share data)
Operating revenues:
Revenue from customers	7,444	8,826	119.0
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	572	700	9.4
General and administrative	1,256	773	10.4
Depreciation and amortization	1,528	1,679	22.6
Impairment loss (Refer note A)	-	40	0.5

Total operating costs and expenses	3,356	3,192	42.9

Operating income	4,088	5,634	76.1

Other expenses, net:
Interest expense, net	4,186	4,666	62.8
Other expenses net	-	2	0.0
Loss (gain) on foreign currency exchange, net	4	(108)	(1.4)

Total other expenses, net	4,190	4,560	61.4

Profit (loss) before income tax	(102)	1,074	14.7
Income tax expense	(220)	(677)	(9.1)

Net (loss) profit	(322)	397	5.6

Less: Net loss attributable to non-controlling interest	(5)	(19)	(0.3)

Net (loss) / profit attributable to APGL equity Shareholders	(327)	378	5.3

Net (loss) / profit per share attributable to APGL equity Shareholders:
Basic	(6.84)	7.84	0.11
Diluted	(6.84)	7.76	0.10
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	47,817,323	48,203,336
Equity shares: Diluted	47,817,323	48,708,973

Supplement information:
Adjusted EBITDA (2)	5,616	7,353	99.2

(1)

Translation of balances from INR to US$ in the condensed consolidated statement of operations is for the convenience of the reader and was calculated using a rate of US$1.00 = INR 74.16, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021.

(2)	Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA

We define Adjusted EBITDA as net loss (profit) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (gain) on foreign currency exchange, net, (e) Other expenses/ (income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The table below sets forth a reconciliation of our Net (Loss)/Profit to Adjusted EBITDA for the periods indicated:

	Unaudited Six Months ended September 30,
	2020	2021	2021
	INR	INR	US$ (a)
	(in millions)
Net (Loss) /Profit	(322)	397	5.6
Income tax expense	220	677	9.1
Interest expense, net	4,186	4,666	62.9
Depreciation and amortization	1,528	1,679	22.6
Loss/(gain) on foreign currency exchange, net	4	(108)	(1.5)
Other expenses/ (income)	-	2	0.0
Impairment loss	-	40	0.5

Adjusted EBITDA	5,616	7,353	99.2

(a)	Refer to note (1) above.

Condensed Consolidated Balance Sheets

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of September 30,
	2021	2021	2021
	(INR)	(INR)	(US$) (1)
	Audited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	11,107	9,513	128.3
Restricted cash	4,881	9,780	131.9
Accounts receivable, net	4,887	5,680	76.6
Prepaid expenses and other current assets	2,190	2,317	31.1
Assets classified as held for sale (Refer Note A)	3,301	3,683	49.7
Total current assets	26,366	30,973	417.6
Restricted cash	170	95	1.3
Property, plant and equipment, net	108,847	120,808	1,628.7
Software, net	29	21	0.3
Deferred income taxes	1,748	1,999	27.0
Right-of-use assets	4,214	4,023	54.2
Other assets	7,084	2,431	32.8
Investments in held to maturity securities	7	6	0.1
Total assets	148,465	160,356	2,162.0
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	21,273	286.9
Accounts payable	4,294	5,578	75.2
Current portion of long-term debt	4,658	7,107	95.8
Income taxes payable	46	47	0.6
Interest payable	1,530	854	11.5
Deferred revenue	110	110	1.5
Lease liabilities	283	274	3.7
Other liabilities	1,927	1,920	26.0
Liabilities directly associated with assets classified as held for sale (Refer Note A)	2,272	2,279	30.7
Total current liabilities	24,063	39,442	531.9
Non-current liabilities:
Long-term debt	89,922	86,929	1,172.2
Deferred revenue	2,353	2,334	31.5
Deferred income taxes	2,046	1,644	22.2
Asset retirement obligations	811	927	12.5
Lease liabilities	3,359	3,212	43.3
Other liabilities	1,459	1,547	20.4
Total liabilities	124,013	136,035	1,834.0
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 48,195,962 and 48,206,937 shares issued and outstanding as of March 31, 2021, and September 30, 2021, respectively	2	2	0.0
Additional paid-in capital	38,004	38,063	513.3
Accumulated deficit	(12,786)	(12,408)	(167.3)
Accumulated other comprehensive loss	(972)	(1,559)	(21.0)
Total APGL shareholders’ equity	24,248	24,098	325.0
Non-controlling interest	204	223	3.0
Total shareholders’ equity	24,452	24,321	328.0
Total liabilities and shareholders’ equity	148,465	160,356	2,162.0

(1)	Translation of balances from INR to US$ in the condensed consolidated balance sheets is for the convenience of the reader and was calculated using a rate of US$1.00 = INR 74.16, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2020	2021	2021
	INR	INR	US$ (1)
	(Unaudited)
	(in millions)
Net cash provided by operating activities	2,431	1853	25.1
Net cash used in investing activities	(7,174)	(11,961)	(161.6)
Net cash provided by financing activities	3,356	13,336	179.8

(1)	Translation of balances from INR to US$ in the condensed consolidated statement of cash flow is for the convenience of the reader and was calculated using a rate of US$1.00 = INR 74.16, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021.

Note A    : Impairment of assets and Asset held for Sale

In April 2021, the Company has entered into an agreement with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MWs (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. The Company had recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the year ended March 31, 2021, pursuant thereto these assets (net) are carried at its fair values in the financial statements.

As per the terms of the Rooftop Sale Agreement in respect to 43.2 MWs operating capacity that are part of the Restricted Groups (as defined in the respective Green Bond Indentures) 48.6% of the equity ownership will be transferred to Radiance on the closing date, and pursuant to the terms of the Green Bond Indentures, the remaining 51.4% may only be transferred post refinancing of the Green Bonds. During the six months ended September 30, 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one of a rooftop project of 10 MWs, the restriction on transfer of shareholding was released and related assets and liabilities of the SPV have been reclassified and reported as assets held for sale as of September 30, 2021. The loan repaid by the Company relating to this 10 MW project will be recovered from Radiance.

The transfer of ownership for the remaining operating capacity of 33.2 MWs for the Solar Green Bonds is not anticipated to occur within 12 months, hence, the assets and liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions in the condensed consolidated financial statements at September 30, 2021.

There is also a restriction on transfer of equity ownership relating to the 16 MW project with Delhi Jal Board (DJB), wherein 49% of the equity ownership will be transferred to Radiance on closing date, and the remaining 51% will be transferred on or after March 31, 2024. Accordingly, the related assets and liabilities of the DJB 16 MW project are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions at September 30, 2021 and March 31, 2021 respectively.

The sale of Rooftop Subsidiaries having remaining 103.8 MWs (including 10 MWs mentioned above) operating capacity is expected to be consummated within the next 12 months and accordingly the assets and related liabilities of these subsidiaries are shown as “Assets classified as held for sale” in the condensed consolidated balance sheet as at September 30,2021. The Company has recognized impairment loss of INR 40 million (US$ 0.5 million) in this respect under condensed consolidated Statement of Operations for the six months ended 30 September 2021.

The Company is in process of obtaining requisite approvals/ condition precedents, as defined in the contract, for transfer of its shareholding in the Rooftop subsidiaries and proceeds are expected to be received by end of current financial year.

In the event the sale of the Rooftop Subsidiaries does not occur, the Company must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

In May 2021, the Company has disposed its investment in a subsidiary on a going concern basis for consideration of INR 123 million (US$ 1.7 million). The same was reported as asset held for sale under financials for the year ended March 31, 2021.

The assets and liabilities of the Rooftop Subsidiaries classified as held for sale, together with the calculation of the related impairment loss is shown below.

	As of September 30,
	2021		2021
	(INR)		(US$)
	(In million)
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	164		2.2
Restricted cash	267		3.6
Accounts receivable, net	313		4.2
Prepaid expenses and other current assets	9		0.1
Total current assets	753		10.1
Property, plant and equipment, net	2,946		39.7
Other assets	25		0.3
Total assets (A)	3,724		50.1
Liabilities
Current liabilities:
Accounts payable	6		0.1
Current portion of long-term debt	12		0.2
Interest payable	91		1.2
Other liabilities	172		2.3
Total current liabilities	281		3.8
Non-current liabilities:
Long-term debt	1,948		26.3
Other liabilities	51		0.7
Total liabilities (B)	2,280		30.8
Net Assets (C=A-B)	1,444		19.3
Fair value (D)	1,404		18.8
Impairment loss (E=C-D)	40	(1)	0.5

During the six months ended September 30, 2021 the Company has recorded an Impairment loss of INR 40 million (US$ 0.5 million) on account of changes in fair value of carrying value of net assets.

The fair value of consideration related to the rooftop sale includes expected recovery of VGF for INR 463 million (US$ 6.3 million). The Company has undertaken to refund to the purchaser an amount equivalent to 85% of any shortfall in recovery of VGF. Based on the current circumstances, management has assessed that they have complied with the conditions associated with the grant of VGF and hence have determined that the recovery of the VGF is likely.

During the six months ended September 30, 2021, in respect of the 33.2 MWs operating capacity that are part of the Restricted Groups, and 16 MW project with Delhi Jal Board, the Company has consolidated the entities in the consolidated financial statements and net carrying value of assets are reinstated.

Results of Operations for the Six Months ended September 30, 2021
Compared to the Six Months ended September 30, 2020

Operating Revenues

Operating revenues during the six months ended September 30, 2021, increased by INR 1,382 million, or 19%, to INR 8,826 million (US$119.0 million), compared to the same six months period in 2020. This increase was mainly driven by revenue generated from projects which were commissioned after the period ended September 30, 2020, and additional revenue of INR 408 million (US$ 5.5 million) from sale of carbon credits. Further the operating revenue for six months ended September 30, 2021, includes INR 343 million (US$ 4.6 million) relating to Rooftop Portfolio of 153 MWs (AC), which the Company has entered into an agreement to sell during April 2021.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the six months ended September 30, 2021, increased by INR 128 million, or 22%, to INR 700 million (US$9.4 million), compared to the six months ended September 30, 2020. The increase in the cost of operations was primarily due to increase in operational expenses from project commissioned after the period ended September 30, 2020, and lower cost of operations by INR 50 million during six months ended September 30, 2020, primarily due to country wide lockdowns imposed after outbreak of first wave of COVID-19 which resulted in slowdown of maintenance activity in that six months.

The cost of operations per megawatt during the six months ended September 30, 2021, increased marginally to INR 0.31 million (~US$ 4,200), from INR 0.27 million (~US$ 3,700) in the six months ended September 30, 2020.

General and Administrative Expenses

General and administrative expenses for the six months ended September 30, 2021, were INR 773 million (US$ 10.4 million), a decline of INR 483 million (US$ 6.5 million) compared to the six months ended September 30, 2020. The decrease in general and administrative expense during six months ended September 30, 2021 was primarily due to reversal of stock appreciation rights (SARs) expense by INR 143 million (US$ 1.9 million) as compared to expense of INR 561 million in the six months ended September 30, 2020, partly offset by increase in legal and professional expenses by INR 183 million (US$ 2.5 million). As of September 30, 2021, 1,875,000 SARs were outstanding of which 1,682,500 SARs are not exercisable until 2024 on which we will not incur any cash payments until that time.

Depreciation and Amortization

Depreciation and amortization during the six months ended September 30, 2021, increased by INR 151 million (US$ 2.0 million), or 10%, to INR 1,679 million (US$ 22.6 million) compared to the six months ended September 30, 2020. The increase primarily relates to the projects commissioned since period ended September 30, 2020.

Impairment loss

The Company entered into an agreement with Radiance Renewables Pvt. Ltd. to sell certain subsidiaries with an operating capacity of 153 MWs. The Company is in the process of obtaining requisite approvals from off takers and lenders for the completion of the transaction. Pending transfer of shareholding, these Rooftop entities are currently being consolidated in the Company. The Company has further recognized an impairment loss of INR 40 million (US$ 0.5 million) during the six months ended September 30, 2021 in relation to change in fair valuations. The impairment loss offsets the amount which has been recognized in other line items of the profit and loss account and will not impact the overall profitability of the Company.

Interest Expense, Net

Net interest expense during the six months ended September 30, 2021, increased by INR 480 million (US$ 6.5 million), or 11% compared to the six months ended September 30, 2020, to INR 4,666 million (US$ 62.8 million). The increase is primarily due to an increase in interest expense of INR 683 million (US$ 9.2 million) on borrowings related to projects commissioned after September 30, 2020 after considering refinancing, interest reset, non-recurring charges relating to refinancing of the 5.5% Solar Green bonds, INR 109 million (US$ 1.5 million) and INR 115 million (US$ 1.6 million) relating to one time charge related to refinancing of existing loans, partially offset by INR 264 million (US$ 3.6 million) for charges related to refinancing of a loan incurred during the six months ended September 30, 2020 and INR 162 million (US$ 2.2 million) for higher interest income on account of higher cash available during the six months ended September 30, 2021.

Loss/(Gain) on Foreign Currency Exchange (net)

Foreign exchange gain during the six months ended September 30, 2021, amounted to INR 108 million (US$1.4 million) compared to a foreign exchange loss of INR 4 million during six months ended September 30, 2020. Foreign exchange gain during the six months ended September 30, 2021 was primarily related to net gain on exchange difference on settlement of Solar Green Bonds.

Income Tax Expense

Income tax expense during the six months ended September 30, 2021, was INR 677 million (US$ 9.1 million), compared to an income tax expense of INR 220 million during six months ended September 30, 2020. During the current period the Company has recognized a deferred tax expense (net) on account of movement in the carrying amount of certain assets and liabilities and their tax base and commissioning of new projects and sale of carbon credit emission.

Liquidity and Capital Resources

The Company does not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited.

Our principal liquidity requirements are to finance current operations, service our debt and support our growth in India. Including by means of asset acquisitions. We will continue to use capital in the future to finance the construction of renewable power plants and potentially to purchase renewable assets. Our operations largely rely on project-level long-term borrowings, proceeds from issuance of Green Bonds, proceeds from issuance of common stock, compulsorily convertible preferred shares and compulsorily convertible debentures, non-convertible debentures, non-convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase, or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding.

Liquidity Position

As of September 30, 2021, our liquid assets totaled INR 9,513 million (US$ 128.3 million), which was comprised of cash and cash equivalents. In addition, we had INR 9,780 million (US$ 131.9 million) of short-term restricted cash as at September 30, 2021 that we expect to be utilized primarily for capital expenditures over the next twelve months. We also have commitments from financial institutions that we can draw upon in the future once specific funding criteria have been achieved. We had undrawn project debt commitments excluding Rooftop portfolio of INR 17,803 million (US$ 240.1 million) as of September 30, 2021.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Our financing arrangements as of September 30, 2021, consisted of project-level financing arrangements and other borrowings.

The table below summarizes certain terms of our project-level financing arrangements as of September 30, 2021:

Name of project	Outstanding Principal Amount		Type of Interest	Currency	Maturity date (2)	Commissioned/ Under-construction
	INR	US$ (1)
	(in millions)
Rajasthan 6	16,486	222.3	Floating	INR/USD	2021-2040	Partially Commissioned
Andhra Pradesh 1	2,508	33.8	Fixed	INR	2022	Commissioned
Bihar 1	439	5.9	Fixed	INR	2022	Commissioned
Gujarat 1	928	12.5	Fixed	INR	2022	Commissioned
Karnataka 1	748	10.1	Fixed	INR	2022	Commissioned
Karnataka 3.1	2,180	29.4	Fixed	INR	2022	Commissioned
Karnataka 3.2	1,774	23.9	Fixed	INR	2022	Commissioned
Karnataka 3.3	2,810	37.9	Fixed	INR	2022	Commissioned
Punjab 1	324	4.4	Fixed	INR	2022	Commissioned
Punjab 2	1,939	26.1	Fixed	INR	2022	Commissioned
Punjab 4	5,540	74.7	Fixed	INR	2022	Commissioned
Rajasthan 3.1	1,187	16.0	Fixed	INR	2022	Commissioned
Rajasthan 3.2	1,350	18.2	Fixed	INR	2022	Commissioned
Rajasthan 3.3	2,325	31.4	Fixed	INR	2022	Commissioned
Rajasthan 4	236	3.2	Fixed	INR	2022	Commissioned
Telangana 1	5,030	67.8	Fixed	INR	2022	Commissioned
Uttar Pradesh 1	353	4.8	Fixed	INR	2022	Commissioned
Gujarat 2	9,188	123.9	Fixed	INR	2024	Commissioned
Maharashtra 3	5,238	70.6	Fixed	INR	2024	Commissioned
Karnataka 4	3,934	53.0	Fixed	INR	2024	Commissioned
Maharashtra 1.1 & 1.2	325	4.4	Fixed	INR	2024	Commissioned
Uttar Pradesh 3	1,778	24.0	Fixed	INR	2024	Commissioned
Andhra Pradesh 3	2,179	29.4	Fixed	INR	2024	Commissioned
Punjab 3.1 and 3.2	1,219	16.4	Fixed	INR	2024	Commissioned
Rajasthan 8	4,931	66.5	Floating	US$	2026	Under Construction
Rajasthan 1	425	5.7	Fixed	INR	2031	Commissioned
Rajasthan 2	2,505	33.8	Fixed	INR	2033	Commissioned
Karnataka 2	382	5.2	Floating	INR	2034	Commissioned
Chhattisgarh 1.1,1.2 & 1.3	1,321	17.8	Floating	INR	2036	Commissioned
Andhra Pradesh 2	5,017	67.7	Floating	INR	2036	Commissioned
Uttar Pradesh 2	2,070	27.9	Floating	INR	2037	Commissioned
Rajasthan 5	5,618	75.8	Mixed	INR	2038	Commissioned
Assam 1	1,999	27.0	Floating	INR	2039	Partially Commissioned
Rooftop Projects (5), (6)	3,004	40.5	Mixed	INR/US$	2022-32	Multiple Projects
Total	97,290 (3),(4)	1,312.0

(1)	Translation of INR to US$ is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 74.16, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021.
(2)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments
(3)	This amount is presented in the financials as net of ancillary cost of borrowing of INR 1,377 million (US$ 18.6 million).
(4)	Non-project level debt of INR 18,466 million (US$ 249.0 million) is excluded from the above table. Further foreign exchange fluctuation of INR 2,893 million (US$ 39.0 million) is in respect of project debt against which the company has taken hedge.
(5)	Project level debt of INR 1,960 million (US$ 26.4 million) pertaining to rooftop entities under sale have been classified under Liabilities directly associated with assets classified as held for sale.
(6)	Rooftop Projects primarily includes, Delhi Rooftop 4, Gujarat rooftop, Punjab Rooftop 2, Railway 1, DJB, DMRC and SECI.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. As of September 30, 2021, certain subsidiaries of the Company were not in compliance with the financial covenants related to this borrowing and had obtained waivers for the non-compliance prior to the issuance of these financial statements.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance and the working capital is sufficient to meet the operations.

Capital Expenditures

As of September 30, 2021, we operated 45 utility-scale projects with a combined rated capacity of 2,210 MWs (excluding the rooftop portfolio, for which we have entered into an agreement to sell during current period). As of such date, we were also constructing several projects with a combined rated capacity of 745 MWs.

All our capital expenditures are considered growth capital expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and

(ii)	Working capital expenditures for building the pipeline of projects for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of our projects. We intend to build or acquire new projects after the completion of this offering.

Our capital expenditures amounted to INR 12,094 million (US$163.4 million) during the six months ended September 30, 2021, primarily for construction of Rajasthan 6, Assam 1, SECI 3 and SECI 4.

Cash Flow Discussion

We also use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. It does not include restricted cash, which consists of cash balances restricted as to withdrawal or usage and cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under our loan agreements.

Operating Activities

Cash flow from operating activities for the six months ended September 30, 2021 was INR 1,853 million (US$ 25.1 million), compared to cash flow used in operating activities of INR 2,431 million for the six months ended September 30, 2020. The cash flow from operating activities for six month was higher on account of increase in net operating profits and collections. During the six months ended September 30, 2021, the working capital outflow was INR 1,489 million (US$ 20.1 million), compared to an outflow of INR 866 million, for the six months ended September 30, 2020, primarily on account of an increase in accounts receivables and additional interest payment on refinance of 5.5% Solar Green bonds. Subsequent to the period end of September 30, 2021, the Company has received proceeds of INR 467 million (US$ 6.3 million) from sale of carbon credits.

Our days receivables (excluding Rooftop portfolio), including receivable from sale of carbon credit were 125 days as of September 30, 2021, as compared to 116 days as of March 31, 2021. Subsequent to the period end of September 30, 2021, the Company has received proceeds of INR 467 million (US$ 6.3 million) from sale of carbon credits. Excluding income and related receivables from sale of carbon credit, our days receivables would be 116 days.

Investing Activities

Cash used in investing activities for the six months ended September 30, 2021 was INR 11,961 million (US$ 161.6 million), compared to outflow of INR 7,174 million for the six months ended September 30, 2020, primarily due to higher capital expenditures for new solar projects by INR 4,927 million (US$ 66.4 million).

Financing Activities

Cash flow from financing activities for the six months ended September 30, 2021 was INR 13,336 million (US$ 179.8 million), compared to INR 3,356 million for the six months ended September 30, 2020, primarily due to higher net proceeds of debt, net of refinancing of Solar Green Bonds taken during current period.

Power Purchase Agreements

The material terms of the PPAs we have entered into and bids we have won as of September 30, 2021 for our utility scale projects are summarized in the following table.

Project Names	Commercial Operation Date (1)	PPA Capacity (MW)		DC Capacity (MW)	Tariff (INR / kWh)		(6)	Offtaker	Duration of PPA in Years
Utility Operational
Gujarat 1.1	Q2 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Punjab 1	Q4 2009	2		2	17.91			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 1	Q4 2011	5		5	11.94			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20		23	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15		18	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15		15	7.67			Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15		15	7.97			Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4		4	8.28			Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10		10	7.47			Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10		12	8.99			Uttar Pradesh Power Corporation Limited	12
Rajasthan 3.1	Q2 2015	20		22	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40		43	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40		41	5.45	(3)		Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10		10	6.44			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10		10	6.45			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10		10	6.46			Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5		6	5.45	(3)		Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2		2	5.43	(3)		Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10		12	6.66			Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1 (4)	Q1 2016	50		54	6.63	(2)		Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24		25	7.19			Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4		4	7.33			Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10		11	8.39			North & South Bihar Power Distribution Company Limited	25
Punjab 4.1	Q4 2016	50		52	5.62			Punjab State Power Corporation Limited	25
Punjab 4.2	Q4 2016	50		52	5.63			Punjab State Power Corporation Limited	25
Punjab 4.3	Q4 2016	50		52	5.64			Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50		54	6.51			Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40		42	6.51			Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40		42	6.51			Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2		2	5.50	(3)		Ordinance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5		6	5.31			Ordinance Factory, Ambajhari	25
Andhra Pradesh 2 (5)	Q2 2017	100		130	5.12			NTPC Limited	25
Uttar Pradesh 2	Q2-Q3 2017	50		59	4.78			NTPC Limited	25
Telangana 1	Q1 2018	100		128	4.67			NTPC Limited	25
Uttar Pradesh 3	Q2 2018	40		51	4.43	(3)		Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50		59	4.43	(3)		Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260		363	2.67			Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50		75	2.93			Bangalore Electricity Supply Company	25
Karnataka 4.2	Q1 2019	50		75	2.93			Hubli Electricity Supply Company Limited	25
Rajasthan 5	Q2-Q3 2019	200		262	2.48			Solar Energy Corporation of India Limited	25
Maharashtra 3	Q3 2019	130		195	2.72			Maharashtra State Electricity Distribution Company Limited	25
Assam 1	Q3 2020-Q2 2021	45		57	3.34			Assam Power Distribution Company	25
Rajasthan 6	Q4 2020- Q2 2021	500		680	2.53			Solar Energy Corporation of India Limited	25
Others (8)	Q1 2018-Q4 2019	7		10	3.36	(4)		Various	25
Total Operational Capacity		2,210		2,810
Under Construction
Assam 1#	Q1 2022	45			3.34			Assam Power Distribution Company	25
Rajasthan 6#	Q4 2021	100			2.53			Solar Energy Corporation of India Limited	25
Rajasthan 8#	Q4 2021	300			2.58			Solar Energy Corporation of India Limited	25
Rajasthan 9#	Q1 2022	300			2.54			Solar Energy Corporation of India Limited	25
Total Under Construction- Utility		745

2 GW Project 1		2,000	(7)					Solar Energy Corporation of India Limited	25
2 GW Project 2		2,000	(7)					Solar Energy Corporation of India Limited	25
Total Contracted & Awarded Capacity – Utility		4,000
Total Portfolio*		6,955

Notes:

(1)	Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity. There can be no assurance that our projects under construction and our Contracted projects will be completed on time or at all.
(2)	Current tariff, subject to escalation. Please also see “—Tariff structure”
(3)	Projects are supported by VGF, in addition to the tariff. Please also see “—VGF for projects”
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation per the Indian Income tax regulation.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	LOA received. PPA yet to be signed.
(8)	Others include projects with Hindustan Aeronautics Limited (HAL), Decathlon and other offtakers.

#

Due to the COVID-19 pandemic, there is uncertainty around the timing of construction of projects and this is our best estimate of completion. Out of total capacity of 600 MWs under Rajasthan 6 project, Company have commissioned 500 MWs and remaining 100 MWs were under construction as of September 30, 2021. Further out of total capacity of 90 MWs under Assam 1 project, Company have commissioned 45 MWs and remaining 45 MWs are under construction as of September 30, 2021.

*	In Fiscal 2021, we identified certain subsidiaries to sell off on a going concern basis, which currently form part of our Rooftop business. Out of this identified portfolio, during the current period, we entered a sales contract with Radiance to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million (US$ 73.1 million), subject to certain purchase price adjustments. Hence, the Company has not considered these rooftop portfolios for reporting under its total portfolio as at period end.

Key Metrics

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of Measurement	Six months ended September 30, 2020	Six months ended September 30, 2021
Revenue (1)	INR in millions	7,444	8,826
Revenue (2)	US$ in millions	100.4	119.0
Electricity generation (3)	kWh in millions	1,653	2,113
Cost per MW operating (4)	INR in millions	34.7	34.7
Plant load factor	%	20.8	21.9
MW Operating	MW	1,834	2,210 (5)
MW Contracted & Awarded *	MW	5,281	4,745
MW Operating, Contracted & Awarded	MW	7,115	6,955 (5)

(1)	Revenue consists of revenue from the sale of power, including other revenue items related to generation from renewable power.
(2)	Translation of balances in the key operating and financial matrices from INR into US$, as of and for the six months ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 74.16, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.
(3) (4) (5) *

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.

Installation per MW of DC capacity and includes INR 2.9 million (US$0.04 million) per MW operating of safe-guard duties which we expect to recover.

In Fiscal 2021, we identified certain subsidiaries to sell off on a going concern basis, which currently form part of our Rooftop business. Out of this identified portfolio, during current year, we entered a sales contract with Radiance to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million, subject to certain purchase price adjustments. Hence, we have not considered these rooftop portfolios for reporting under its total portfolio as at period end.

Contracted & Awarded megawatts included 4,000 MWs for which we had received LOAs but the PPAs had not been signed as of September 30, 2021. Subsequent to the period end, we have signed PPAs with SECI for 600 MWs at a fixed tariff of INR 2.54 per kWh and 2,333 MWs at a fixed tariff of INR 2.42 per kWh for supply power for 25 years, as a part of 4,000 MW manufacturing linked projects.

Operating Metrics

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

“Megawatts Operating” represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

“Megawatts Contracted & Awarded” represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

The following table represents the megawatts operating and megawatts Contracted & Awarded as of the end of the respective periods presented:

	As of September 30,
	2020	2021
Megawatts Operating *	1,834	2,210
Megawatts Contracted & Awarded *	5,281	4,745

Megawatts Operating, Contracted & Awarded *	7,115	6,955

* The decrease in Megawatts Operating, Contracted & Awarded from September 30, 2020 to September 30, 2021 reflects the agreement to sell our non-core rooftop portfolio of assets.

We target having 2,750 MWs to 2,955 MWs (excluding the rooftop portfolio, for which we have entered into an agreement to sell during the current period) operating by March 31, 2022, but this is subject to risks related to the current COVID-19 situation. Our ability to commission plants and make them operational will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), procurement of permits and clearances, raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2021.

Plant Load Factor

The plant load factor is the ratio of the actual output of all our solar power plants over the reporting period to their potential output if it were possible for them to operate at full rated capacity. The plant load factor is not the same as the availability factor. Our solar power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our plant load factor is a result of seasonality, cloud covers, air pollution, the daily rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid availability. We compute PLF on the basis of PPA capacity (or AC), which may be lower than the actual installed (DC) capacity.

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Plant load factor (AC) was 21.9% for the six months ended September 30, 2021, compared with 20.8% for the six months ended September 30, 2020, primarily due to greater optimization of new facilities by adding additional DC capacity to our existing facilities.

	Six months ended September 30
	2020	2021
Plant Load Factor (AC) (%)	20.8	21.9

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Six months ended September 30,
	2020	2021
Electricity Generation (kilowatt hours in millions)	1,653	2,113

Financial Metrics

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, freehold land or leasehold land, capitalizable financing costs, and installation costs incurred for operating one megawatt of new solar power plant capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of newly commissioned solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the six months ended September 30, 2021 remains the same as that for the six months ended September 30, 2020 at INR 34.7 million (US$ 0.47 million). The project cost per megawatt (AC) operating for the six months ended September 30, 2021 was INR 39.6 million (US$ 0.53 million), compared to INR 40.4 million, for the six months ended September 30, 2020. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the six months ended September 30, 2021 would have been lower by approximately INR 2.9 million (US$ 0.04 million) and INR 3.3 million (US$ 0.04 million), respectively, and for the six months ended September 30, 2020, the DC and the AC costs per megawatt would have been lower by approximately INR 1.3 million and INR 1.3 million, respectively.

Nominal Contracted Payments

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or contracted or awarded. To calculate the nominal contracted payments, we multiply the contract price per kilowatt hour as per the respective PPA by the estimated annual energy output for the remaining life of the PPA period. In estimating the nominal contracted payments, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all solar projects Operating, Contracted & Awarded and operating as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the following formula:

E = A * r * H * PR

E = Energy (kWh)

A = Total solar panel Area (m²)

r = Solar panel efficiency (%)

H = Annual global radiation at collector plane

PR = Performance ratio, coefficient for losses (range between 0.5 and 0.95)

Performance ratio is a quantity which represents the ratio of the effectively produced (used) energy to the energy which would be produced by a “perfect” system continuously operating at standard test condition under the same radiation, taking into account losses such as array losses (shadings, incident angle modifier, photovoltaic conversion, module quality, mismatch and wiring) and system losses (inverter efficiency, transformer efficiency and transmission losses).

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses. The technology used for each project is assessed based on geographical conditions of the project, cost economics and the availability of such technology for construction. We assume an annual decrease in rated capacity ranging from 0.5% to 0.7% depending on the technology used, which is based on the specifications given by the manufacturer of the solar panels.

To calculate nominal contracted payments for operating, contracted & awarded projects, we assume a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, we use the actual full-year energy generated net of the annual estimated decrease in rated capacity based on the technology installed. We have used this method of calculation since the inception of all projects, including scheduled price changes where applicable.

If we were to receive government grants under any PPA, such grants would be included as nominal contracted payments in the period when received. We account for Viability Gap Funding, or VGF, as an income-type government grant. The proceeds received from VGF grants upon fulfilment of certain conditions are initially recorded as deferred revenue. This deferred VGF revenue is recognized as sale of power in proportion to (x) the actual sale of solar energy kilowatts during the period to (y) the total estimated sale of solar energy kilowatts during the tenure of the applicable PPA pursuant to our revenue recognition policy.

Nominal contracted payments are a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants, payment defaults by our customers or other factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2021, could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2020	2021
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions) *	515,751	575,993	7,766.9
Total estimated energy output (kilowatt hours in millions) *	151,127	179,749

* Nominal contracted payments include projects for 600 MWs which amounts to INR 98,937 million (US$1.3 billion), for which PPAs are signed subsequent to quarter end in relation to 4,000 MWs project with SECI.

Post announced of consolidated results for the fiscal second quarter 2022, on December 10, 2021, the Company has further signed PPAs for 2,333 MW with SECI at a fixed tariff of INR 2.42 per kWh for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects. Due to the same, nominal contracted payments will increase by INR 366,525 million (US$ 4.9 billion).

The increase in Nominal Contracted Payments and total estimated energy output as of September 30, 2021, as compared to September 30, 2020, is due to inclusion of 600 MWs for which PPAs are signed subsequent to period end, partially offset by exclusion of our rooftop portfolio, which we have agreed to sell during the current period and the impact of current period revenue realised. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and to INR 3.53 per kilowatt hour for fiscal year 2019. The overall trend of solar power tariffs is that the tariffs are declining in line with solar module prices.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals our annualized payments from customers extrapolated based on the operating, contracted & awarded capacity as of the reporting date. In estimating the portfolio revenue run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating, contracted & awarded solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the formula described above.

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses.

To calculate portfolio revenue run-rate for operating, contracted & awarded projects, we assume a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, we use the actual full year energy generated net of the annual estimated decrease in rated capacity based on the technology installed. We have used this method of calculation since the inception of all projects, including scheduled price changes where applicable.

Portfolio revenue run-rate is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants or other factors described under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2021 could cause our actual results to differ materially from our calculation of portfolio revenue run-rate.

The following table sets forth, with respect to our PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2020	2021
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions) *	23,817	26,854	362.1
Estimated annual energy output (kilowatt hours in millions) *	6,772	8,181

* Portfolio revenue run-rate include projects for 600 MWs which amounts to INR 4,198 million (US$56.6 million), for which PPAs are signed subsequent to period end in relation to 4,000 MWs project with SECI.

Post announced of consolidated results for the fiscal second quarter 2022, on December 10, 2021, the Company has further signed PPAs for 2,333 MW with SECI at a fixed tariff of INR 2.42 per kWh for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects. Due to the same, Portfolio revenue run-rate will increase by INR 15,550 million (US$ 209.7 million).

The increase in portfolio revenue run-rate as of September 30, 2021, as compared to September 30, 2020, is primarily due to inclusion of 600 MWs for which PPAs are signed subsequent to period end, partially offset by the exclusion of our rooftop portfolio, which we have agreed to sell during the current period.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Balance Sheets

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited	Unaudited (Note 2c)
Assets
Current assets:
Cash and cash equivalents	11,107	9,513	128.3
Restricted cash	4,881	9,780	131.9
Accounts receivable, net	4,887	5,680	76.6
Prepaid expenses and other current assets	2,190	2,317	31.1
Assets classified as held for sale(1)	3,301	3,683	49.7
Total current assets	26,366	30,973	417.6
Restricted cash	170	95	1.3
Property, plant and equipment, net	108,847	120,808	1,628.7
Software, net	29	21	0.3
Deferred income taxes	1,748	1,999	27.0
Right-of-use assets	4,214	4,023	54.2
Other assets	7,084	2,431	32.8
Investments in held to maturity securities	7	6	0.1
Total assets	148,465	160,356	2,162.0
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	21,273	286.9
Accounts payable	4,294	5,578	75.2
Current portion of long-term debt	4,658	7,107	95.8
Income taxes payable	46	47	0.6
Interest payable	1,530	854	11.5
Deferred revenue	110	110	1.5
Lease liabilities	283	274	3.7
Other liabilities	1,927	1,920	26.0
Liabilities directly associated with assets classified as held for sale(1)	2,272	2,279	30.7
Total current liabilities	24,063	39,442	531.9
Non-current liabilities:
Long-term debt	89,922	86,929	1,172.2
Deferred revenue	2,353	2,334	31.5
Deferred income taxes	2,046	1,644	22.2
Asset retirement obligations	811	927	12.5
Lease liabilities	3,359	3,212	43.3
Other liabilities	1,459	1,547	20.4
Total liabilities	124,013	136,035	1,834.0
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 48,195,962 and 48,206,937 shares issued and outstanding as of March 31, 2021, and September 30, 2021, respectively	2	2	0.0
Additional paid-in capital	38,004	38,063	513.3
Accumulated deficit	(12,786)	(12,408)	(167.3)
Accumulated other comprehensive loss	(972)	(1,559)	(21.0)
Total APGL shareholders’ equity	24,248	24,098	325.0
Non-controlling interest	204	223	3.0
Total shareholders’ equity	24,452	24,321	328.0
Total liabilities and shareholders’ equity	148,465	160,356	2,162.0

 (1) Refer to note 2(d) and note 24 relating to assets and liabilities directly associated with assets classified as held for sale.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Operations

(INR and US$ amounts in millions, except share and per share data)

	Six months ended September 30,
	Unaudited	Unaudited	Unaudited
	2020	2021	2021
	INR	INR	US$ (Note 2c)
Operating revenues:
Revenue from customers	7,444	8,826	119.0
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	572	700	9.4
General and administrative	1,256	773	10.4
Depreciation and amortization	1,528	1,679	22.6
Impairment loss(1)	-	40	0.5
Total operating costs and expenses:	3,356	3,192	42.9
Operating income	4,088	5,634	76.1
Other expense, net:
Interest expense, net	4,186	4,666	62.8
Other expenses, net	-	2	0.0
Loss (gain) on foreign currency exchange, net	4	(108)	(1.4)
Total other expenses, net	4,190	4,560	61.4
Profit (loss) before income tax	(102)	1,074	14.7
Income tax expense	(220)	(677)	(9.1)
Net profit (loss)	(322)	397	5.6
Less: Net loss attributable to non-controlling interest	(5)	(19)	(0.3)
Net (loss) / profit attributable to APGL equity Shareholders	(327)	378	5.3
Net (loss) / profit per share attributable to APGL equity Shareholders:
Basic	(6.84)	7.84	0.11
Diluted	(6.84)	7.76	0.10
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	47,817,323	48,203,336	48,203,336
Equity shares: Diluted	47,817,323	48,708,973	48,708,973

 (1) Refer to note 24 relating to assets and liabilities directly associated with assets classified as held for sale.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Comprehensive Income/(Loss)

(INR and US$ amounts in millions)

	Six months ended September 30,
	Unaudited
	2020	2021	2021
	(INR)	(INR)	(US$) (Note 2c)
Net (loss)/profit attributable to APGL equity shareholders	(327)	378	5.3
Add: Non-controlling interest	5	19	0.3
Other comprehensive income/ (loss), net of tax
Foreign currency translation- OCI	1,332	4,088	55.1
Effective portion of cashflow hedge	(892)	(5,518)	(74.4)
Income tax effect on effective portion of cash flow hedge	156	843	11.4
Total other comprehensive income/(loss)	596	(587)	(7.9)
Total comprehensive income/(loss)	274	(190)	(2.3)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Shareholders’ Equity

(INR and US$ amounts in millions)

	Equity Shares	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2020	2	37,533	(1,937)	(8,580)	27,018	199	27,217
Proceeds from issuance of equity shares (2),(3)	0	424	—	—	424	—	424
Net loss	—	—	—	(4,206)	(4,206)	5	(4,201)
Other comprehensive income	—	—	965	—	965	—	965
Share based compensation	—	47	—	—	47	—	47
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452

	Equity Shares	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452
Proceeds from issuance of equity shares (2)	-	23	—	—	23	—	23
Net Profit	—	—	—	378	378	19	397
Other comprehensive loss	—	—	(587)	—	(587)	—	(587)
Share based compensation	—	36	—	—	36	—	36
Balance as of September 30, 2021	2	38,063	(1,559)	(12,408)	24,098	223	24,321
Balance as of September 30, 2021 ((US$) (Note 2c)	0.0	513.3	(21.0)	(167.3)	325.0	3.0	328.0

(1) Refer note 18 for components of accumulated other comprehensive loss.

(2) Refer note 18 for reconciliation of number of equity shares.

(3) Includes the related immaterial impact of restricted stock units (“RSU”) which have been converted into restricted stock (“RS”)/ share-based settlement in previous year.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Cash Flows

(INR and US$ amounts in millions)

	Six months ended September 30,
	Unaudited	Unaudited	Unaudited
	2020	2021	2021
	INR	INR	US$ (Note 2c)
Cash flow from operating activities:
Net profit/(loss)	(322)	397	5.6
Adjustments to reconcile profit/(loss) to net cash from operating activities:
Deferred income taxes	102	176	2.4
Depreciation and amortization	1,528	1,679	22.6
Impairment loss(1)	-	40	0.5
Adjustments to derivative instruments	973	768	10.4
Loss on disposal of property plant and equipment	8	10	0.1
Share based compensation	594	(119)	(1.6)
Amortization of debt financing costs	186	428	5.8
Employee benefits	33	(12)	(0.2)
ARO accretion	20	26	0.4
Non- cash rent expense	26	52	0.7
Allowance for doubtful accounts	37	24	0.3
Loan Prepayment charges	234	-	-
Foreign exchange gain/(loss), net	4	(108)	(1.5)
Change in operating lease right-of-use assets	72	(44)	(0.6)
Change in operating lease liabilities	(198)	25	0.3
Changes in operating assets and liabilities:
Accounts receivable, net	(10)	(883)	(11.9)
Prepaid expenses and other current assets	(214)	265	3.6
Other assets	(138)	140	1.9
Accounts payable	(121)	(828)	(11.2)
Interest payable	(286)	(663)	(8.9)
Deferred revenue	(13)	(19)	(0.3)
Other liabilities	(84)	499	6.7
Net cash flows from operating activities	2,431	1,853	25.1
Cash flow from investing activities:
Purchase of property plant and equipment	(7,167)	(12,094)	(163.4)
Purchase of software	(7)	8	0.1
Sale of available for sale investments	-	1	0.0
Disposal of subsidiary(1)	-	124	1.7
Net cash flows used in investing activities	(7,174)	(11,961)	(161.6)
Cash flows from financing activities:
Proceeds from issuance of Solar Green bonds	-	30,514	411.5
Repayment of Solar Green bonds	-	(37,069)	(499.9)
Proceeds from equity shares	271	23	0.3
Proceeds from term and other debt	9,023	24,717	333.3
Repayments of term and other debt	(5,704)	(4,849)	(65.4)
Loan prepayment charges	(234)	-	-
Net cash provided by financing activities	3,356	13,336	179.8
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(83)	7	0.4
Net increase/ (decrease) in cash and cash equivalents and restricted cash	(1,387)	3,229	43.3
Cash and cash equivalents and restricted cash at the beginning of the period	15,517	16,149	217.8
Add: Cash and cash equivalents and restricted cash, held for sale at the beginning of the year	-	9	0.1
Less: Cash and cash equivalents and restricted cash, held for sale at the end of the period	-	(6)	(0.1)
Cash and cash equivalents and restricted cash at the end of the period (refer note 3)	14,047	19,388	261.5
Supplemental disclosure of cash flow information
Cash paid during the period for interest	4,906	5,280	71.2
Cash paid during the period for income taxes	274	552	7.4

(1) Refer to note 24 relating to assets and liabilities directly associated with assets classified as held for sale.

Notes to condensed consolidated financial statements

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of renewable energy assets based on long-term contracts (Power Purchase Agreements or “PPA”) with Indian Government energy distribution companies as well as other Indian non-governmental energy distribution companies and Indian commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”. During the current period the Company has entered into a sale agreement for the disposal of its rooftop business. See Note 24.

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying condensed consolidated financial statements have been prepared for proposed equity raise by the company and are in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in Indian rupees (“INR”), unless otherwise stated. The condensed consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation.

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Company’s latest Annual Report on Form 20-F for the year ended March 31, 2021. In the opinion of management, all adjustments, consisting of a normal recurring nature, considered for a fair presentation have been included in the condensed consolidated financial statements. The operating results for the six months ended September 30, 2021 are not necessarily indicative of the results expected for the full year ending March 31, 2022.

(b) Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive gain/loss that are reported and disclosed in the condensed consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, hedge accounting, lease liabilities, right to use asset, allowances for doubtful accounts based on payment history, credit rating, valuation of share-based compensation, income taxes, energy kilowatts expected to be generated over the useful life of the solar power plant, estimated transaction price, including variable consideration, of the Company’s revenue contracts, impairment of other assets and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the condensed consolidated financial statements.

Estimation uncertainty relating to COVID-19 pandemic

In evaluating the recoverability of accounts receivable including unbilled revenue, contract assets, long-lived assets and investments, the Company has considered, at the date of approval of these condensed consolidated financial statements, internal and external information in the preparation of the condensed consolidated financial statements including the economic outlook. The Company has performed sensitivity analysis on the assumptions used to assess the recoverability of these assets and based on current estimates, expects the carrying amount of these assets will be recovered. The impact of COVID-19 may be different from that estimated on preparation of these condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions. See Note 2(h) - Impact of COVID-19 Pandemic.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of APGL, its subsidiaries, and variable interest entities (“VIE”) where the Company has determined it is the primary beneficiary and are prepared in conformity with U.S. GAAP. The Company uses the equity method to account for its investments in entities where it exercises significant influence over operating and financial policies but does not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. The Company has eliminated all significant intercompany accounts and transactions.

(c) Convenience translation

Translation of balances in the condensed consolidated balance sheets, the condensed consolidated statements of operations, comprehensive loss, shareholders’ equity, cash flows and related notes from INR into US$, as of and for the six months period ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$ 1.00 = INR 74.16, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

(d) Assets held-for-sale

Assets and asset disposal group are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan have been initiated; the sale of the asset is probable within one year; the asset is being actively marketed for sale at a reasonable price in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets and liabilities classified as held-for-sale are measured at lower of their carrying amount and fair value less costs to sell and depreciation/ amortization ceases once the asset is classified as held for sale. See Note 24.

(e) Non-controlling interest

The non-controlling interest recorded in the condensed consolidated financial statements relates to (i) a 0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company, (ii) a 49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company, (iii) a 0.60% ownership interest in a subsidiary, a 100 MW Telangana power plant, not held by the Company and (iv) 0.01% ownership interest in Azure Power India Private Limited* not held by the Company. As of September 30, 2021, the Company recorded a non-controlling interest amounting to INR 223 million (US$ 3.0 million) including INR 19 million (US$ 0.3 million) of net profit for the six months ended September 30, 2021. As of March 31, 2021, the Company recorded a non-controlling interest amounting to INR 204 million including INR 5 million of net profit for the year.

* This remaining ownership by the founders is subject to an arbitration proceeding, see Note 22.

(f) Revenue recognition

Sale of power consists of solar energy sold to customers under long term Power Purchase Agreements (PPAs), which generally have a term of 25 years. The Company’s customers are generally the Government of India, power distribution companies and, to a lesser extent, commercial and industrial enterprises.

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The Company recognizes revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue. Revenue from the recovery of Safe-guard duties and Goods and Service Tax under the change in law provision are recognized over the PPA period based on terms agreed with customers or unless agreed otherwise. Revenue from the sale of carbon credit emission is recognized at the time of transfer of credits to customers.

In accordance with ASC 606 Revenue from Contracts with Customers, total consideration for PPAs with scheduled price changes (price escalation in a solar power plant with 50 MWs of operating capacity and price decrease in a solar power plant with 10 MWs of operating capacity) and for significant financing components is estimated and recognized over the term of the agreement. Price escalations create an unbilled receivable, and the price decreases create deferred revenue. The time value of the significant financing component is recorded as interest expense. The Company uses the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception and recognizes the revenue amount on a straight-line basis over the term of the PPAs, and interest expense using the effective interest rate method. The Company also recognizes incremental costs incurred to obtain a contract in Other Assets in the consolidated balance sheet. These amounts are amortized on a straight-line basis over the term of the PPAs and are included as a reduction to revenue in the consolidated statements of operations.

The Company also records the proceeds received from Viability Gap Funding (‘VGF’) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

Revenue from customers

Revenue from customers, net consists of the following:

	Six months period ended September 30,
	2020	2021	2021
	(INR)	(INR)	(US$)

	Unaudited
	(In million)
Revenue from Customers:
Sale of Power (1)	7,444	8,418	113.5
Others (2)	—	408	5.5
Total	7,444	8,826	119.0

(1)	Sale of power includes revenue for the recovery of Safe-Guard Duties and Goods and Service Tax. The Company recognised income for the same amounting to INR 235 million and INR 125 million (US$ 1.7 million) for the six months ended September 30, 2020 and 2021, respectively.

(2)	Others includes revenue from the sale of carbon credits recognized at the time of transfer of credits to customers.

(g) Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. The ASU eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 is effective for annual periods beginning after December 15, 2020, including interim periods within those fiscal years. During current period, the Company applied ASU 2019-12 and noted that the impact of adoption of this guidance did not have a material effect on the Company's condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides companies with optional financial reporting alternatives to reduce the cost and complexity associated with the accounting for contracts and hedging relationships affected by reference rate reform. The guidance applies to contracts that:

–       reference LIBOR or another rate that is expected to be discontinued as a result of rate reform; and

–       have modified terms that affect, or have the potential to affect, the amount and timing of contractual cash flows resulting from the discontinuance of the reference rate.

The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform – Scope,” which clarified the scope of Topic 848 relating to contract modifications.

The Company is currently evaluating the impact of the guidance on the Company’s future financial statements. The change in underlying rate is not expected to have a material financial impact on the Company.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

(h) Update on COVID-19 Pandemic

The Company is continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Certain of the Company’s construction activities related to projects construction were negatively impacted by the second wave of COVID-19. As a result, the Company has received extensions in scheduled commissioning date for certain projects, in reference to relaxation granted by Ministry of New & Renewable Energy (MNRE) in the current period. The Company continues to engage with the Distribution Companies (“DISCOMs”) for further extensions relating to scheduled commissioning on certain other projects. The uncertainties associated with its nature and duration and the Company continues to monitor any material changes to future economic conditions.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,	As of September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Bank deposits	1,171	2,486	33.5
Term deposits	9,936	7,027	94.8
Total	11,107	9,513	128.3

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,	As of September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Bank deposits	4,881	9,780	131.9
Term deposits	170	95	1.3
	5,051	9,875	133.2
Restricted cash — current	4,881	9,780	131.9
Restricted cash — non-current	170	95	1.3

5. Accounts receivable

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The Company uses ageing analysis, probability of default methods, past facts, significant one-time events, guidelines issued by government authorities, credit rating of customers, current economic conditions and reasonable forecasts that are most relevant in evaluating and estimating the expected credit losses. In addition, the Company has taken into consideration the impact on credit risk, if any, due to COVID-19.

The Company writes-off an account receivable in the period that it is deemed uncollectible and records a reduction in the ECL and the balance of the account receivables in the balance sheet.

The Company evaluates the concentration of risk with respect to its accounts receivables as high, due to the limited number of counterparts for its services, being mainly state utilities and government entities. However, the Company does not foresee any significant credit risk attached to receivables from such state utilities/government entities (See Note 27).

The Company analyzed its historical loss information for its accounts receivables and adjusted for forward looking information and determined the following credit loss percentages:

	March 31, 2021	September 30, 2021

Ageing of accounts receivables	Expected Credit Losses %
Not Due (including unbilled receivables)	0.73%	0.65%
0-90 days	2.80%	2.49%
90-180 days	3.82%	3.56%
180-365 days	3.99%	3.67%
Above 365 days	11.79%	11.79%

	March 31, 2021*	September 30, 2021*
	(INR)	(INR)
	Audited	Unaudited
Ageing of accounts receivables	(In million)	(In million)
Not Due (including unbilled receivables)	2,857	2,930
0-90 days	491	527
90-180 days	369	509
180-365 days	390	661
Above 365 days	1,255	1,499
Total accounts receivables	5,362	6,126

*Does not include INR 162 million and INR 379 million (US$ 5.1 million) relating to receivables of the Company’s rooftop business classified as Assets held for sale as of March 31, 2021, and September 30, 2021, respectively.

Accounts receivable, net consists of the following:

	March 31	September 30
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Accounts receivable (1)	5,362	6,126	82.6
Less: Allowance for doubtful accounts/ credit losses	(475)	(446)	(6.0)
Total	4,887	5,680	76.6

(1) Includes INR 1,558 million and INR 1,267 million (US$ 17.1 million) of unbilled receivables as of March 31, 2021 and September 30, 2021, respectively.

Activity for the allowance for doubtful accounts/ credit losses is as follows:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Balance at the beginning of the period	246	475	6.4
Provision for doubtful debts/ expected credit losses, net	286	24	0.3
Less: Reclassified to Assets held for sale (See Note 24)	(13)	(54)	(0.7)
Write offs charged against the allowance	(44)	1	0.0
Balance at the end of the period	475	446	6.0

In relation to the Company’s 50 MWs project in Andhra Pradesh, the Andhra Pradesh DISCOM, Southern Power Distribution Company of Andhra Pradesh Ltd (“APSPDCL”), had issued a letter to the Company requesting the reduction of quoted tariff to INR 2.44 per unit as against the PPA rate of INR 5.89 per unit for solar projects from the date of commissioning and threatened termination of the PPA in case of refusal to accede to such reduction (“Letter”). The Company had challenged the Letter before the High Court at Vijayawada, as well as the decision of the Government of Andhra Pradesh (“GoAP”) to constitute a High-Level Negotiation Committee to review, negotiate, and bring down” the solar energy purchase prices vide order dated July 1, 2019 (“HLNC Order”). The High Court vide its judgment dated September 24, 2019 (“Judgment”), whilst quashing the aforesaid Letter and HLNC Order, granted its implied blessing to Andhra Pradesh DISCOM to approach the Andhra Pradesh Electricity Regulatory Commission (“APERC”) for reduction of tariff by directing APSPDCL to make payment of outstanding and future invoices at the “interim” rate of Rs. 2.44/- per unit, till the dispute is resolved by APERC. Accordingly, the Company has filed a writ appeal challenging the Judgment, whereby the Company has inter alia sought: (i) setting aside of the Judgment to the limited extent of the direction to DISCOMs to make payment at the “interim” rate of Rs. 2.44 per unit and the implied blessing granted by the High Court to approach the APERC for reduction of tariff; and (ii) quashing of all actions undertaken by the respondents and/or restrain the respondents from taking any action seeking reduction of tariff under the concluded PPA and/or unilateral alteration of the terms of such PPA, pursuant to the directions in the Judgment, including quashing of the proceedings. Further, the appellate authority during several hearings has directed the DISCOM to remit the overdue receivables at interim rate. Based on a legal opinion obtained by management, the Company is invoicing and recognizing revenue as per the PPA rate since management has assessed that matter is likely to be decided in favor of the Company. Further, the Company has recognized allowance for doubtful debts on this receivable as per the expected credit loss model.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	March 31	September 30
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Derivative asset (See Note 26)	914	913	12.3
Interest receivable on term deposits	305	65	0.9
Prepaid debt financing costs	367	352	4.7
Balance with statutory authorities	396	483	6.5
Prepaid bank guarantee charges	68	92	1.2
Prepaid insurance and other expenses	82	277	3.7
Advance to suppliers	44	122	1.6
Other	14	13	0.2
Total	2,190	2,317	31.1

7. Property, plant and equipment, net

Property, plant and equipment, net, consists of the following:

		March 31,	September 30,
	Estimated	2021	2021	2021
	Useful Life	(INR)	(INR)	(US$)
	(in years)	Audited	Unaudited

	(In million)
Plant and machinery (primarily solar power plants)	25-35	101,331	109,361	1,474.8
Leasehold improvements —related to solar power plants	25-35	5,970	6,208	83.7
Furniture and fixtures	5	13	16	0.2
Vehicles	5	72	73	1.0
Office equipment	1-5	38	45	0.6
Computers	3	96	94	1.3
Leasehold improvements — office	1-3	147	152	2.0
		107,667	115,949	1,563.6
Less: Accumulated depreciation		11,966	13,516	182.3
Less: Accumulated impairment (See Note 24)		657	618	8.3
		95,044	101,815	1,373.0
Freehold land		3,193	3,284	44.3
Construction in progress		10,610	15,709	211.4
Total		108,847	120,808	1,628.7

Depreciation expense on property, plant and equipment was INR 1,509 million and INR 1,665 million (US$ 22.5 million) for the six months ended September 30, 2020 and 2021, respectively.

During the current period, 10 MW of our rooftop project has been reclassified as asset held for sale, See Note 24.

8. Software, net

		March 31,	September 30,
	Estimated	2021	2021	2021
	Useful Life	(INR)	(INR)	(US$)
	(in years)	Audited	Unaudited

	(In million)
Software licenses and related implementation costs	3 Years	164	170	2.3
Less: Accumulated amortization		135	149	2.0
Total		29	21	0.3

Amortization expense for software was INR 19 million and INR 14 million (US$ 0.2 million) for the six months ended September 30, 2020 and 2021, respectively.

9. Other assets

Other assets consist of the following:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Prepaid income taxes	502	358	4.8
Derivative asset (See Note 26)	5,786	1,277	17.2
Interest receivable on term deposits	22	1	0.0
Security deposits	381	376	5.1
Contract acquisition cost	141	138	1.9
Unbilled receivables	223	252	3.4
Other	29	29	0.4
Total	7,084	2,431	32.8

10. Investment in equity investee

Investment in equity investee consists of the following:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In thousand)
Investment in associate	26	26	0.4
Total	26	26	0.4

During the year ended March 31, 2020, the Company had invested INR 0.026 million (US$ 0.0003 million) to acquire 26% of equity shares in a newly formed Company incorporated to establish a manufacturing facility (investee) and the Company is committed to further invest 26% of the equity required for construction of the manufacturing facility.

11. Asset retirement obligations (ARO)

The depreciation expense incurred during the year ended March 31, 2021, and six months ended September 30, 2021, was INR 23 million and INR 12 million (US$ 0.2 million), respectively, in relation to the asset retirement recognized. Further, the movement in liability is as below:

	March 31, 2021 (INR)	September 30, 2021 (INR)*	September 30, 2021 (US$)*
	Audited	Unaudited

	(In million)
Beginning balance	741	811	10.9
Addition during the period	211	90	1.2
Impact of change in estimate	(183)	—	—
Accretion expense during the period	42	26	0.4
Ending balance	811	927	12.5

* Movement during six months has been reported.

12. Deferred revenue

The following table provides information about movement in deferred revenue.

	March 31,	September 30,
	2021	2021	2021
	INR	INR	US$
	Audited	Unaudited

	(In million)
Beginning balance (including current portion)	2,239	2,463	33.2
Increased as a result of additional cash received against VGF	236	—	—
Deferred revenue recognized	93	39	0.6
Amount recognized into revenue	(105)	(58)	(0.8)
Ending balance (including current portion)	2,463	2,444	33.0

13. Other liabilities

Other current liabilities, consists of the following:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Derivative liabilities (See Note 26)	961	468	6.3
Provision for employee benefits	8	10	0.1
Provision for SAR to employees (See Note 23)	95	77	1.0
Payable to statutory authorities	126	123	1.7
Other payables (primarily related to payable for material/services)	737	1,242	16.9
Total	1,927	1,920	26.0

Other non-current liabilities, consists of the following:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Derivative liabilities (See Note 26)	251	448	6.0
Provision for SAR to employees (See Note 23)	1,122	997	13.1
Provision for gratuity	46	54	0.7
Provision for compensated absences	40	48	0.6
Total	1,459	1,547	20.4

14. Long term debt

Long term debt consists of the following:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Secured term loans:
Foreign currency loans	73,200	71,130	959.1
Indian rupee loans	21,380	22,906	308.9
Total debt	94,580	94,036	1,268.0
Less current portion	4,658	7,107	95.8
Long-term debt	89,922	86,929	1,172.2

Foreign currency term loans

5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260 million net of discount of INR 9 million at 0.03% and issuance expense of INR 586 million. The discount on issuance of the Green Bonds and the issuance expenses was recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts was netted with the carrying value of the Green Bonds. The Green Bonds were listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes were payable on a semi-annual basis and the principal amount was payable in November 2022. The Company had guaranteed the principal and interest repayments to the investors; however, the guarantee was cancelled on May 7, 2020 upon the Company satisfying certain financial covenants, on the basis of the financial statements for the year ended March 31, 2019. In August 2021, these Senior Notes have been re-paid by the Company through refinancing of the 3.575% Senior Notes, as detailed in the note below. Further, the Company recorded the unamortized issuance costs and premium on redemption in interest expense totaling INR 706 million (US$ 9.6 million), in respect of refinancing of these 5.5% Senior Notes.

3.575% Senior Notes

In August 2021, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 3.575% US$ denominated Senior Notes (“3.575% Senior Notes” or “Green Bonds”) and raised INR 30,333 million (US$ 408.5 million), net of issuance expense of INR 408 million (US$ 5.5 million). The issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts are netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of the 5.5% Senior Notes. The interest on the 3.575% Senior Notes is payable on a semi-annual basis and the principal amount is payable in 10 installments, as defined in Indenture, starting from February 2022. As of September 30, 2021, the net carrying value of the Green Bonds was INR 30,343 million (US$ 409.2 million) net of issuance expense of INR 398 million (US$ 5.4 million). The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

5.65% Senior Notes

During the year ended March 31, 2020, Azure Power Solar Energy Private Limited (one of the subsidiaries of APGL) issued 5.65% US$ denominated Senior Notes (“5.65% Senior Notes” or “Green Bonds”) and raised INR 24,400 million net of discount of INR 7 million at 0.03% and issuance expense of INR 397 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of September 30, 2021, the net carrying value of the Green Bonds was INR 25,712 million (US$ 346.7 million). The Company continues to guarantee the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited.

Loan from Export Development Canada and Standard Chartered Bank (Singapore) Limited

During the year ended March 31, 2021, the Company borrowed INR 6,931 million (US$ 93.0 million) from Export Development Canada and Standard Chartered Bank (Singapore) Limited. The funds were provided to project SPVs as shareholder loans or through other instrument for capital expenditure or for payment of capital expenditure in respect of various specified projects. These borrowings are foreign currency loans and carry an interest rate of 6 month LIBOR+Margin of 3.95%, which is equivalent to 9.10% - 10.19% based on disbursements as of September 30, 2021 and the loan is repayable in 8 half yearly installments commencing November 2021. The borrowing is collateralized by the shares of project SPVs and a hypothecation/charge over the Debt Service Reserve Account (“DSRA”), the Collection Accounts and all amounts on deposit in or standing to the credit of the Collection Accounts (including, the SGD Receivables and the Surplus Cashflows credited to the Collection Accounts) of project SPVs. The net carrying value of the loan as of September 30, 2021 is INR 6,814 million (US$ 91.9 million).

Loan from Export Development Canada, Societe Generale and MUFG Bank Ltd.

In July 2021, the Company borrowed INR 4,926 million (US$ 66.4 million) consortium loan from Export Development Canada, Societe Generale and MUFG Bank Ltd. These funds are provided for financing of its 300 MW solar power project with Solar Energy Corporation of India. Borrowings under the consortium loan are foreign currency loans and carry an interest rate of 6 month LIBOR+Margin of 2.10% which is equivalent to 8.18% - 8.40% based on disbursements as of September 30, 2021 and the loan is repayable in 18 quarterly installments commencing April 2022. The borrowing is collateralized by first charge on the Company's movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 9,118 million (US$ 123.0 million) as of September 30, 2021, pledge of 100% shares of the project SPV and guarantee of Azure Power India Private Limited. The net carrying value of the loan as of September 30, 2021 is INR 4,743 million (US$ 64.0 million).

Indian Rupee Non-Convertible Debentures

During the year ended March 31, 2018, the Company issued unsecured Non-Convertible Debentures in one of its subsidiaries and borrowed INR 1,865 million, net of issuance expense of INR 35 million. The debentures carry an interest rate of 12.30% per annum. These debentures are repayable in 11 equalized semi-annual installments beginning September 2022 until September 2027 and interest payments are payable semi-annually. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of September 30, 2021, the net carrying value of the Non-Convertible Debentures was INR 1,876 million (US$ 25.3 million).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of its subsidiaries and borrowed INR 548 million, net of issuance expense of INR 14 million. The debentures carry an interest rate of 10.32% per annum. These debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. During the year ended March 31, 2020, the Company issued additional Non-Convertible Debentures in four of its subsidiaries and borrowed INR 439 million (US$ 5.8 million), net of issuance expenses of INR 19 million (US$ 0.3 million). These debentures carry an interest rate of 9.85% to 10.87% per annum. These debentures are repayable starting October 2024 and interest payments are payable every three months commencing from March 2020. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of related subsidiary within the group with a net carrying value of INR 3,413 million (US$ 46.0 million) as of September 30, 2021. The net carrying value of the Non-Convertible Debentures as of September 30, 2021 was INR 996 million (US$ 13.4 million). As of September 30, 2021, the Company was not in compliance with the financial covenants related to this borrowing and has obtained waivers for the non-compliance till September 30, 2022. Out of this total debt, INR 867 million (US$ 11.7 million) relates to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See Note 24.

Project level secured term loans

Foreign currency loans

The net carrying value of the loan of INR 43 million (US$ 0.58 million) as of September 30, 2021 was borrowed in foreign currency for financing the Company’s future rooftop solar power projects and carries a fixed interest rate of 4.42% per annum. The loan is repayable in 54 quarterly installments which commenced from October 15, 2017. The borrowing is collateralized by the leasehold land, movable/immovable properties and underlying solar power project assets with a net carrying value of INR 58 million (US$ 0.8 million) as of September 30, 2021 and is guaranteed by Azure Power India Private Limited. As of September 30, 2021, the Company was not in compliance with the financial covenants related to this borrowing and had obtained waivers up to September 30, 2021. This debt is related to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See Note 24.

During the year ended March 31, 2019, the Company borrowed INR 552 million as project level financing for some of its rooftop projects. During the year ended March 31, 2020, the Company further borrowed INR 135 million (US$ 1.8 million) and INR 271 million (US$ 3.6 million) under the same. These foreign currency borrowings carry an annual interest rate of LIBOR + 2.75%. These borrowings are repayable starting October 2024 and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 3,413 million (US$ 46.0 million). The net carrying value of the borrowings as of September 30, 2021 is INR 970 million (US$ 13.1 million). As of September 30, 2021, the Company was not in compliance with the financial covenants related to this borrowing and has obtained waivers for the non-compliance till September 30, 2022. Out of this total debt, INR 857 million (US$ 11.6 million) relates to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See Note 24.

Indian rupee loans

The net carrying value of the loan as of September 30, 2021 is INR 422 million (US$ 5.7 million), borrowed for financing of a 5 MW solar power project with NTPC Vidyut Vyapar Nigam Limited. The loan has been refinanced from Kotak Infrastructure Debt Fund Limited in July 2021 and unamortized carrying value of ancillary cost of borrowing was expensed. This borrowing carries an interest rate of 8.25% per annum. The loan is repayable in 42 quarterly installments commencing September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 481 million (US$ 6.5 million) as of September 30, 2021.

The net carrying value of the loan as of September 30, 2021 is INR 70 million (US$ 0.9 million), borrowed for the financing of a 2.5 MW rooftop solar power project. The interest rate as of September 30, 2021 is 12.16% per annum. The loan is repayable in 29 semi-annual installments which commenced on January 15, 2014. The borrowing is collateralized by first charge on Company's movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 113 million (US$ 1.5 million) as of September 30, 2021 and is guaranteed by Azure Power India Private Limited. This debt is related to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See Note 24.

The net carrying value of the loan as of September 30, 2021, is INR 1,309 million (US$ 17.6 million), borrowed for financing of a 30 MW solar power project with Chhattisgarh State Power Distribution Company Ltd. The loan has been refinanced from Aditya Birla Finance Ltd (“ABFL”) in August 2021and unamortized carrying value of ancillary cost of borrowing was expensed. The annual floating interest rate is at the aggregate of ABFL Long term reference rate and spread. As of September 30, 2021, the loan carries interest rate of 8.9% per annum. The loan is repayable in 60 quarterly installments and commenced August 2021. The borrowing is collateralized by a first charge on the Company's movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 1,544 million (US$ 20.8 million) as of September 30, 2021, and the loan had been guaranteed by the corporate guarantee and pledge of 51% shares of Azure Power India Private Limited, the holding company.

During the period ended September 30, 2021, the Company borrowed INR 80 million (US$ 1.1 million) from Tata Capital Financial Services Limited. The net carrying value of the loan as of September 30, 2021, is INR 2,048 million (US$ 27.6 million), borrowed for financing of a 50 MW solar power project with NTPC Limited. The annual floating interest rate is at the TCCL Prime Lending Rate less 8.15%. As of September 30, 2021, the loan carries interest rate of 8.75% per annum. The loan is repayable in 72 quarterly installments and commenced March 31, 2020. The borrowing is collateralized by a first charge on the Company's movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 2,610 million (US$ 35.2 million) as of September 30, 2021, and the loan had been guaranteed by the corporate guarantee and pledge of 51% shares of Azure Power India Private Limited, the holding company.

The net carrying value of the loan borrowed from Indian Renewable Energy Development Agency Limited (“IREDA”) for financing a 100 MW solar power project with NTPC Limited as of September 30, 2021, is INR 5,005 million (US$ 67.5 million). The floating interest rate is at Grade-II as per IREDA. As of September 30, 2021, the loan carries interest rate of 9.00% per annum. The loan is repayable in 73 quarterly installments and commenced June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 5,318 million (US$ 71.7 million) as of September 30, 2021.

During the year ended March 31, 2021, the Company borrowed INR 1,734 million (US$ 23.7 million) from Aditya Birla finance Limited and Tata Cleantech Capital Limited for financing of its 200 MW solar project with Solar Energy Corporation of India. The loan carries an annual floating rate of interest at a Marginal Cost of Funds based Lending Rate (“MCLR”) plus 0.55%. During June 2021, loan taken from Aditya Birla finance Limited has been refinanced from Tata Cleantech Capital Limited. As of September 30, 2021, the loan carries interest rate of 8.55% per annum. The loan is repayable in 72 quarterly installments commencing September 2020. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 9,349 million (US$ 126.1 million) as of September 30, 2021. The net carrying value of the loan as of September 30, 2021, is INR 1,545 million (US$ 20.8 million).

During the year ended March 31, 2019, the Company borrowed INR 124 million (US$ 1.8 million) as an External Commercial Borrowings from International Finance Corporation (IFC) for some of its rooftop projects. This borrowing carry an interest rate of 10.74% and interest payments are payable every three months which commenced April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the Company with a net carrying value of INR 2,887 million (US$ 38.9 million) as of September 30, 2021. The loan is repayable on October 15, 2024. The net carrying value of the loan as of September 30, 2021, is INR 122 million (US$ 1.6 million). As of September 30, 2021, the Company was not in compliance with the financial covenants related to this borrowing and has obtained suitable waivers for the non-compliance till September 30, 2022. This debt is related to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See Note 24.

During the years ended March 31, 2020 and March 31, 2021, the Company borrowed INR 463 million (US$ 6.1 million) and INR 56 million (US$ 0.8 million), respectively, as a project level financing for financing of a 16 MW rooftop solar power project from the State Bank of India (‘SBI’). This borrowing carry an annual interest rate of 6 months MCLR + 1.45%. As of September 30, 2021, the loan carries interest rate of 8.40% per annum. The loan is repayable in 52 quarterly installments commencing June 2020. The borrowing is collateralized by first charge on Company's movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 624 million (US$ 8.4 million) as of September 30, 2021, and pledge of 51% shares and Corporate Guarantee of Azure Power India Private Limited (“APIPL”) which shall terminate as per conditions stipulated in the Rupee Term Loan Agreement. The net carrying value of the loan as of September 30, 2021, is INR 424 million (US$ 5.72 million).

During the year ended March 31, 2020, March 31, 2021, and six months ended September 30, 2021, the Company borrowed INR 1,000 million, INR 786 million, and INR 213 million, respectively, from REC Limited (formerly known as Rural Electrification Corporation Limited) (‘REC’) for financing of its 90 MW solar project with Assam Power Distribution Company Limited. The rate of interest shall be applicable for a Grade-III borrower with reset after 1 year. The floating interest rate is at the REC lending rate. As of September 30, 2021, the loan carries interest rate of 10.00% per annum. The loan is repayable in 204 monthly installments commencing April 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 3,105 million (US$ 41.9 million) as of September 30, 2021, and pledge of 100% shares held by the APIPL in the SPV and Corporate Guarantee of APIPL which shall terminate as per conditions stipulated in the Facility Agreement. The net carrying value of the loan as of September 30, 2021, is INR 1,986 million (US$ 26.8 million).

The net carrying value of the loan as of September 30, 2021, is INR 2,495 million (US$ 33.6 million), borrowed for financing of a 35 MW solar project with NTPC Vidyut Vyapar Nigam Limited. The loan has been refinanced from NIIF Infrastructure Finance Ltd in the month of September 2021 and unamortized carrying value of ancillary cost of borrowing was expensed. These borrowings carry an interest rate of 8.2% per annum. The loan is repayable in 47 quarterly installments commencing September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 2,340 million (US$ 31.6 million) as of September 30, 2021, and pledge of 51% shares and Corporate Guarantee of APIPL which shall terminate as per conditions stipulated in the agreement.

During the year ended March 31, 2021, and six months ended September 30, 2021, the Company borrowed INR 4,095 million and INR 745 million, respectively, from Power Finance Corporation Limited (PFC) for financing of its 600 MW solar project with Solar Energy Corporation of India. The applicable interest rate is 10.30% per annum payable monthly. This interest rate is applicable for Renewable Energy Projects with an Integrated Rating of IR-2, with 3 year reset as per PFC policy. The loan is repayable in 228 monthly installments commencing June 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 23,445 million (US$ 316.1 million) as of September 30, 2021. The net carrying value of the loan as of September 30, 2021, is INR 4,781 million (US$ 64.5 million).

During the year ended March 31, 2021, the Company borrowed INR 413 million (US$ 5.6 million) from Kotak Infrastructure Debt Fund Limited for financing of a 10 MW solar power project with Bangalore Electricity Supply Company Limited. These borrowings carry an interest rate of 8.50% per annum fixed till September 30, 2022, and shall be reset every two years thereafter. The loan is repayable in 54 quarterly installments commencing December 2020. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 615 million (US$ 8.3 million) as of September 30, 2021, operating working capital and pledge of at least 51% issued equity shares and CCDs of the borrower company. The net carrying value of the loan as of September 30, 2021, is INR 374 million (US$ 5.0 million).

During the six months ended September 30, 2021, the Company borrowed INR 544 million (US$ 7.3 million) from SBI for financing of a 200 MW solar power project with Solar Energy Corporation of India. These borrowings carry an interest rate of 10.25% linked to SBI 6M MCLR till next MCLR reset date, the applicable rate of interest on all outstanding borrowing shall be reset to the applicable rate of interest prevailing on such MCLR reset date. The loan is repayable in 68 quarterly installments commencing September 2021. The borrowing is collateralized by first ranking pari paasu mortgage charge on all immovable and movable properties of the Company with a net carrying value of INR 9,349 million (US$ 126.1 million) as of September 30, 2021. The net carrying value of the loan as of September 30, 2021, is INR 514 million (US$ 6.9 million).

Trade credit

As of September 30, 2021, the Company has multiple borrowings as buyer’s credit amounting to INR 3,403 million (US$ 45.9 million) jointly from Yes Bank and State bank of India, including INR 2,641 million (US$ 35.0 million) availed during the year ended March 31, 2020 for financing of a 200 MW solar power project with Solar Energy Corporation of India. These borrowings carry a floating interest rate of LIBOR+ 0.38%-0.50%, for its solar power projects. The trade credits are required to be repaid in 2.7 -2.8 years from the date of shipment of the products from the suppliers, with semi-annual interest payments. The Company has repaid INR 782 million (US$ 10.5 million) in the current period.

As of March 31, 2021, the Company had borrowing as buyer’s credit amounting to INR 295 million (US$ 4.0 million), from Yes bank, for certain of its operational SPV’s, entered during the year ended March 31, 2019. These borrowings carried a floating interest rate of six months LIBOR plus 0.8% spread. These buyer’s credit have been repaid during the current period.

Short term debt

During the year ended March 31, 2021, and six months ended September 30, 2021, the Company borrowed INR 1,529 million and INR 5,900 million, respectively, as a short-term borrowing from The Hongkong and Shanghai banking Corporation Limited (HSBC). This Borrowing is repayable within 12 months of disbursement. The unsecured borrowing bears an interest rate of 8.75% per annum, payable monthly. The net carrying value of the loan as of September 30, 2021, is INR 7,395 million (US$ 99.7 million).

During the six months ended September 30, 2021, the Company has obtained an Overdraft borrowing against Fixed deposits (ODFD) of INR 2,250 million. This Borrowing is repayable within one year from disbursement or till FD maturity whichever is earlier. The borrowing bears an interest rate of Fixed rate of 0.2% over FD rate. The net carrying value of the loan as of September 30, 2021, is INR 2,231 million (US$ 30.1 million).

As of September 30, 2021, the Company has an outstanding loan as buyer’s credit amounting to INR 11,647 million (US$ 157.1 million) for one of its under construction SPVs for 600 MW solar power project with Solar Energy Corporation of India. These borrowings carries a floating interest rate of six months LIBOR plus spread (45 basis points, 60 basis points or 11 basis points) which is equivalent to 0.29% - 0.38% based on individual buyers credit as of September 30, 2021, as applicable.

As of September 30, 2021, the Company has unused commitments, excluding Rooftop portfolio, for financing arrangements, including short term borrowings amounting to INR 17,803 million (US$ 240.1 million) for power projects.

Covenants and debt financing costs

These aforementioned borrowings are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances.

As of September 30, 2021, the Company was in compliance with the financial covenants or obtained waivers for the non-compliance prior to the issuance of these financial statements.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends out of restricted cash.

The carrying value of debt financing costs as on March 31, 2021, and September 30, 2021 was INR 1,107 million and INR 1,377 million (US$ 18.57 million), respectively, for the above loans, which is amortized over the term of the contract using the effective interest rate method.

Restricted cash

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling INR 906 and INR 1,155 million (US$ 15.6 million) as of March 31, 2021 and September 30, 2021, respectively, are classified as restricted cash on the consolidated balance sheets.

As of September 30, 2021, the aggregate maturities of long-term debt are as follows:

	Annual maturities (1)
For 12 months period ended September 30,	INR	US$
	(In million)
2022	7,385	99.6
2023	7,280	98.2
2024	4,828	65.1
2025	31,639	426.6
2026	28,468	383.9
Thereafter	15,731	212.1
Total: aggregate maturities of long-term debt	95,331	1,285.5
Less: carrying value of unamortized debt financing costs	(1,295)	(17.5)
Net maturities of long-term debt	94,036	1,268.0
Less: current portion of long-term debt	(7,107)	(95.8)
Long-term debt	86,929	1,172.2

(1) Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of September 30, 2021 as per Reserve Bank of India.

15. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the project generates power (“Tax Holiday Period”). However, the exemption is only available to the projects completed on or before March 31, 2017. The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the project generates power and when it has taxable income. Accordingly, its current operations are taxable at the applicable tax rates, based on eligibility criteria.

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring recognition. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The provision (benefit) for income taxes consists of the following:

	Six months period ended September 30,
	2020	2021	2021
	INR	INR	US$

	(In million)
Current tax (benefit)/ expense (1)	(92)	305	4.1
Withholding tax on interest on Inter-Company debt related to green bonds	210	181	2.4
Deferred income tax expense	102	191	2.6
Total	220	677	9.1

(1) Current tax on profit before tax.

 Net deferred income taxes on the consolidated balance sheet are as follows:

	March 31,	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)

	Audited	Unaudited
	(In million)
Deferred tax assets	2,836	3,047	41.6
Less: valuation allowance*	(1,088)	(1,088)	(14.7)
Net deferred tax assets	1,748	1,999	26.9
Deferred tax liability	2,046	1,644	22.2

* For March 31, 2021, and September 30, 2021, the valuation allowance includes INR 741 million and INR 741 million (USD 10.0 million) respectively, relating to the capital loss on rooftop and other assets classified as held for sale. It also includes INR 269 million and INR 269 million (USD 3.6 million) respectively, relating to other rooftop assets that are part of the sale agreement which are expected to be settled beyond 12 months.

At September 30, 2021, the Company performed an analysis of the recoverability of the deferred tax asset. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required. Change in the valuation allowance for deferred tax assets as of March 31, 2021, and September 30, 2021 is as follows:

	March 31	September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited

	(In million)
Opening valuation allowance	217	1,088	14.7
Movement during the period	871	-	-
Closing valuation allowance	1,088	1,088	14.7

During the year end March 31, 2020, The Taxation Laws (Amendment) Act, 2019 has brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act had decided not to opt for this lower tax benefit and have continued under the old regime during the period ended March 31, 2021, and September 30, 2021. The statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary. Based on the future projections of Azure Power India Private Limited, management has decided to claim the lower tax rate under the new regime from FY 2033-34 onwards. The effective tax rate was 215.7% and 63.0% during the period ended September 30, 2020 and 2021, respectively, majorly on account of withholding tax related to interest on intercompany debt related to solar green bonds, impact of tax holiday, thin capitalization under section 94B of the Income-tax Act, 1961 and special tax rate on income from sale of carbon credits.

As of March 31, 2021, and September 30, 2021, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely.

16. Interest expense, net

Interest expense, net consists of the following:

	Six months ended September 30,
	2020	2021	2021
	(INR)	(INR)	(US$)
	Unaudited
	(In million)
Interest expense:
Term loans	4,249	4,542	61.2
Bank charges and other (1)	256	617	8.3
	4,505	5,159	69.5
Interest income:
Term and fixed deposits	319	478	6.5
Others	-	15	0.2
	319	493	6.7
Total	4,186	4,666	62.8

(1)Bank charges and other includes amortization of debt financing costs of INR 186 million and INR 428 million (US$ 5.8 million) for the six months ended September 30, 2020 and 2021, respectively, and includes debt financing costs written off related to the debt refinancing amounting to INR 27 million and INR 248 million (US$ 3.3 million), respectively.

17. Loss/(gain) on foreign currency exchange

Loss/(gain) on foreign currency exchange consists of the following:

	Six month period ended September 30
	2020	2021	2021
	(INR)	(INR)	(US$)
	Unaudited
	(In million)
Unrealized (gain)/loss on foreign currency loans	(6)	12	0.2
Realized (gain) loss on foreign currency loans	13	—	—
Realized (gain) on derivative instruments	—	(4,846)	(65.3)
Other loss on foreign currency exchange	(3)	4,726	63.7
Total	4	(108)	(1.4)

18. Equity shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2021 and September 30, 2021, there were 48,195,962 and 48,206,937 equity shares issued and outstanding, respectively.

	As of March 31 As of September 30,
	2021	2021	2021	2021
	Number of shares	INR in thousands	Number of shares	INR in thousands
Issued:	Audited		Unaudited
Outstanding and fully paid:
Equity shares of US$ 0.000625 par value each
Beginning balance	47,650,750	2,065	48,195,962	2,090
Exercise of ESOPs (1)	545,212	25	10,975	1
Ending balance	48,195,962	2,090	48,206,937	2,091

(1) See Note 23 for details of ESOPs exercised during the period.

Accumulated other comprehensive loss

The following represents the changes and balances to the components of accumulated other comprehensive loss:

	Foreign currency translation	Cashflow Hedge, net of taxes	Total accumulated other comprehensive loss, net of taxes
	(INR)	(INR)	(INR)
	(In million)
Balance as of March 31, 2020	(7,682)	5,745	(1,937)
Adjustments during the year	1,600	(635)	965
Balance as of March 31, 2021	(6,082)	5,110	(972)
Adjustments during the period	4,088	(4,675)	(587)
Balance as of September 30, 2021	(1,994)	435	(1,559)
Balance as of September 30, 2021 ((US$) (Note 2(c))	(26.9)	5.9	(21.0)

19. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings Per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings/losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net profit/loss attributable to APGL equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

Net (loss)/profit per share is presented below:

	Six months ended September 30
	2020	2021	2021
	(INR)	(INR)	(US$)
	(amounts in millions, except share and per share data)
	Unaudited
Net profit / (loss) attributable to APGL equity shareholders (A)	(327)	378	5.3
Shares outstanding for allocation of undistributed income:
Equity shares	48,195,962	48,206,937	48,206,937
Weighted average shares outstanding
Equity shares – Basic (B)	47,817,323	48,203,336	48,203,336
Equity shares – Diluted (C)	47,817,323	48,708,973	48,708,973
Net (loss)/profit per share — basic and diluted
Equity earnings/(loss) per share – Basic (D=A/B)	(6.84)	7.84	0.11
Equity earnings/(loss) per share – Diluted (E=A/C)	(6.84)	7.76	0.10

See Note 18 for details of shares issued.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is Nil and 182,800 for six months ended September 30, 2020, and September 30, 2021, respectively.

20. Leases

The Company has several non-cancellable operating leases, primarily for construction of solar power plants and for office facilities, warehouses, and office space that have a lease term ranging between 3 to 35 years which is further extendable on mutual agreement by both lessor and lessee. The Company has considered the renewal options in determining the lease term to the extent it was reasonably certain to exercise those renewal options and accordingly, associated potential option payments are included as part of lease payments.

The components of lease cost for the six months ended September 30, 2020 and 2021, were as follows:

	For the six months period ended September 30,
	2020	2021	2021
	INR	INR	US$
	Unaudited
	(In million)
Operating lease cost	255	216	2.9
Short-term lease cost	4	9	0.1
Total lease cost	259	225	3.0

Amounts reported in the consolidated balance sheet as of March 31, 2021 and September 30, 2021 were as follows:

	As at March 31,	As at September 30,	As at September 30,
	2021	2021	2021
	INR	INR	US$
	(In million)
Non-current assets
Right-of-use assets	4,214	4,023	54.2
Non-current liabilities
Lease liabilities	3,359	3,212	43.3
Current liabilities
Lease liabilities	283	274	3.7
Total operating lease liabilities	3,642	3,486	47.0

Other information related to leases as of March 31, 2021 and September 30, 2021 was as follows:

	As at March 31,	As at September 30,	As at September 30,
	2021	2021	2021
	INR	INR	US$
	(In million)
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	331	178	2.4
Weighted average remaining lease term	30 years	30 years
Incremental borrowing rate	10%	10%

Maturities of lease liabilities under non-cancellable leases as of September 30, 2021 are as follows:

Year ended September 30, 2021	Amount (INR)	US$

	(In million)
Fiscal 2022	287	3.9
Fiscal 2023	294	4.0
Fiscal 2024	305	4.1
Fiscal 2025	313	4.2
Fiscal 2026	321	4.3
Thereafter	11,171	150.6
Total undiscounted lease payments	12,691	171.1
Less: Imputed interest	9,205	124.1
Total lease liabilities	3,486	47.0

21. Commitments, guarantees, contingencies and others

A)	Capital commitments

As of September 30, 2021, the commitments for the purchase of property, plant and equipment were INR 4,881 million (US$ 65.8 million).

B)	Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA and such outstanding guarantees are INR 6,886 million (US$ 92.9 million) as of September 30, 2021.

Further, INR 515 million (US$ 6.9 million) is in relation to commissioned plants and INR 17 million (US$ 0.2 million) is bank guarantee towards other commitments. The funds released from maturity/settlement of existing bank guarantees can be used for future operational activities.

The Company issued bank guarantees amounting to INR 906 million (US$ 12.2 million) as of September 30, 2021 to meet its Debt-Service Reserve Account (DSRA) requirements for its outstanding loans.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 1,303 million (US$ 17.6 million) as of September 30, 2021. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

C)	Contingencies

As of September 30, 2021, the Company had received claims from its customers totaling INR 415 million (US$ 5.7 million) for certain of its Karnataka projects which were completed beyond the contractually agreed dates. The Company had filed an appeal against such demands and had received stay orders from the appellant authorities. In respect of the matters:

•	During the year ended March 31, 2020, the Company has received a favorable order from the appellate authorities in respect of its 50 MW Karnataka project. Management believes the reason for delay was not attributable to the Company.

•	In August 2021, Company has received a favorable order from the Appellate Tribunal for Electricity (“APTEL”) of our ongoing litigation in relation to the 40 MW Karnataka project, where APTEL had set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced extension of time, reduced the PPA tariff and imposed liquidated damages. Subsequent to September 30, 2021, the customer has further filed an appeal with Supreme Court against the order.

Based on the internal evaluation of the facts underlying the Company’s position and advice from its legal advisors on the above matters, the management is confident that it will ultimately not be found liable for these assessments resulting in any outflow of funds related to these claims and therefore has not accrued any amount with respect to these matters in its condensed consolidated financial statements.

During the year ended March 31, 2020, the Company received a demand of INR 120 million (US$ 1.6 million), related to services tax assessment through July 31, 2017. The Company is contesting the demand and is confident that there should not be a tax outflow related to this claim.

See Note 22 for details of arbitration proceedings with the former CEO and Managing Director of the Company and former COO of the Company.

In April 2021, the Supreme Court of India while passing an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican, directed the states of Rajasthan and Gujarat including developers having overhead transmission lines in identified priority and potential area to take necessary steps for conversion of overhead power lines to underground lines and in the interim install bird diverters on the overhead lines. However, in the non-feasibility of converting high voltage lines to underground lines, the matter can be referred for technical evaluation by a committee set up by Supreme Court. The conversion of overhead cables into underground power lines, wherever considered feasible by such committee, is to take place within a period of one year. The order mentioned the pass through of such expenses incurred by the power developers to the ultimate consumer, subject to approval of the Competent Regulatory Authority. The Company and other players in the industry through Solar Power Developer Association. as well as, Union of India (Ministry of New and Renewable (MNRE) have submitted a modification application to Supreme Court of India, seeking allowance for laying of over-head transmission lines outside priority areas as well as inside priority areas if the lines are of high/extra high voltage of 33 kV or above and to examine on case-to-case basis study for requirement of undergrounding even for 33kV and lower in priority area. The Management has preliminarily assessed that any costs incurred to comply with the said order are likely to be substantially or wholly recoverable by the Company under provisions of change in law and/or force majeure of their respective PPAs in due course following the prescribed procedure under the respective PPAs and law.

D)	Others

During the current period, the Company received complaints and anonymous whistle-blower reports which made various claims against certain of the Company’s Key Managerial Personnel, related to their and the Company’s actions in relation to the acquisition of and use of land in Rajasthan, Assam and Uttar Pradesh, as well as certain other corporate actions. The Company, through its Audit Committee, and with the assistance of external counsel and forensic auditors, has completed its investigation to determine whether the allegations made in the complaints or contained in the whistle-blower reports are substantive. The issues raised, including those raised against Key Management Personnel, have been closed and allegations were not substantiated; however, the Company determined that its ethics policies regarding external consultants should be enhanced. The Company, through its Audit Committee, and with the assistance of external counsel will be taking remedial steps (including training and policy review).

The Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi on October 1, 2021, in respect of an earlier Enforcement Case Information Report wherein Mr. Pawan Kumar Agrawal, the current Chief Financial Officer of the Company, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. The Company will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

22. Related Party Disclosures

The Company has certain loan facilities with International Finance Corporation (“IFC”), which was a substantial shareholder of the Company having significant influence, up till August 6, 2021. The Company has an outstanding loan totaling INR 752 million (US$ 10.1 million) as of September 30, 2021, which includes a current portion of the loan totaling INR 10 million (US$ 0.1 million). The Company incurred interest expense of INR 21 million, and INR 40 million (US$ 0.5 million) for six months ended September 30, 2020 and September 30, 2021, respectively against these loan facilities.

In August 2021, OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”), has acquired the entire stake of 19.4% in the Company, previously held by International Finance Corporation and IFC GIF Investment Company.

The Company and its subsidiary, Azure Power India Private Limited, are respondents in arbitration proceedings initiated by the former Chairman, CEO and Managing Director of the Company, Mr. Inderpreet Singh Wadhwa (“IW”) and former COO Mr. H.S Wadhwa (“HSW”), in relation to the purchase price of the shares of IW’s and HSW’s in Azure Power India Private Limited at Singapore International Arbitration Centre (SIAC) with the seat of arbitration in Singapore. The matter is concluded and the award is awaited. Management strongly believes in the merits of the case; however, an unfavorable outcome in these proceedings could potentially have a material adverse effect on the results of operations, cash flows and financial condition. As management believes it will be successful in the arbitration, the Company has not accrued any amount with respect to this arbitration in its condensed consolidated financial statements.

Further, subsequent to the period end, the appellate authority from the Mumbai Centre for International Arbitration (“MCIA”), has passed an order against the Company, relating to arbitration proceedings initiated by Ex- CEO in relation to his transition agreement. Company is in process of evaluating the order received and will take necessary action in due course. The claim amount is not expected to have material impact on the financial position of the Company.

23. Share based compensation

The Company has a 2015 Stock Option Plan and 2016 Equity Incentive Plan and as amended on March 31, 2020 (collectively “ESOP Plans”) duly approved by the Board of Directors and had 2,023,744 stock options in the employee stock option pool as of September 30, 2021. Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period is decided by the Compensation Committee as and when any grant takes place. All options granted under these plans vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four unless specified otherwise. Shares forfeited by the Company are transferred back to the employee stock pool and are available for new grants. During the year ended March 31, 2020, as a result of CDPQ acquiring the majority stake in the Company the vesting schedule of ESOPs/SARs for certain senior employees changed from yearly vesting to monthly vesting for the grants made till the date of the event. In addition, for the CEO and COO of the Company, one of the tranches vested immediately as per their employment agreements.

Options are deemed to have been issued under these plans only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant price is determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted, the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the performance and other conditions, if any, subject to when vesting shall take place and other terms and conditions thereto. The option grant can be exercised only by the employees/ Key Managerial personal (KMP) of the Company.

Employee Stock Option Plan and Restricted Stocks (RS)

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years, or July 20, 2025, or July 20, 2027, as the case may be, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the periods ending March 31, 2021 and September 30, 2021 is set out below:

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2020	870,065	756
Granted (1)	443,772	1,466
Converted from RSU*	10,920	-
Exercised	(545,212)	709
Forfeited	(75,837)	861
Options outstanding as of March 31, 2021	703,708	1,217
Vested and exercisable as of March 31, 2021	231,712	852

(1)	Includes 4,273 RS granted during the year to its Directors.

*The Company had converted RSU issued to its Board members into Restricted Shares (RS) at the then current share price on the date of conversion to be settled into equity shares of the Company.

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2021	703,708	1,217
Granted	20,000	1,838
Exercised	(10,975)	878
Forfeited	(26,375)	1,342
Options outstanding as of September 30, 2021	686,359	1,245
Vested and exercisable as of September 30, 2021	233,325	844

Total options available for grant as of September 30, 2021 was 455,218 ESOPs.

The Black-Scholes-Merton option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of the Company (considering sufficient history of its own data is available now for identifying the volatility). The risk-free interest rate is based on the yield of relevant time period based on US government bonds in effect at the time of grant for a period commensurate with the estimated expected life. The expected term of options granted is derived using the “simplified” method as allowed under the provisions of ASC Topic 718 to provide a reasonable basis upon which to estimate expected term.

The fair value of each share option granted to employees/ RS is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	March 31,	September 30,
	2021	2021
Dividend yield	0%	0%
Expected term (in years)	3.7 – 7.4	3.6 – 5.1
Expected volatility	34.0% - 45.6%	46.3% - 47.8%
Risk free interest rate	0.5% - 1.0%	0.6% - 0.8%

 As of March 31, 2021, and September 30, 2021, the aggregate intrinsic value of all outstanding options was INR Nil.

The share-based compensation expense related to share options (including RS) is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled INR 32 million and INR 36 million (US$ 0.5 million) for the six months ended September 30, 2020 and 2021 respectively. The amount of share-based compensation expense capitalized during the six months ended September 30, 2020 was INR 8 million and INR 12 million (US$ 0.2 million) for six months ended September 30, 2021.

Unrecognized compensation cost for unvested options as of September 30, 2021 is INR 160 million (US$ 2.2 million), which is expected to be expensed over a weighted average period of 3.3 years.

The intrinsic value of options exercised during the year ended March 31, 2021, and period September 30, 2021 was INR 35 million and INR Nil (US$ Nil), respectively.

The intrinsic value per option at the date of grant during the years ended March 31, 2021 and six months ended September 30, 2021 is as follows:

Date of grant	No. of options granted*	Deemed fair value of equity shares (INR)	Intrinsic value per option at the time of grant (INR)	Valuation used
October 01, 2020*	4,273	2,320	—	Market price
March 31, 2021	182,800	2,057	—	Market price
July 7, 2021	20,000	1,838	—	Market price

*Pertains to RSUs converted into RSs at the prevailing market price.

Stock Appreciation Rights (SARs)

The Company granted incentive compensation in the form of Stock Appreciation Rights (“SARs”), as defined, in the Company’s 2016 Equity Incentive Plan, as amended on March 31, 2020, to its CEO and COO. The SARs have been granted in 3 tranches with maturity dates up to financial year March 31, 2028.

A summary of SARs activity during the year ended March 31, 2021 and six months ending September 30, 2021 is set out below:

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2020	1,970,000	752
Granted	80,000	2,056
Exercised	(175,000)	722
Options outstanding as of March 31, 2021	1,875,000	810
Vested as of March 31, 2021	417,500	757
Exercisable as of March 31, 2021	67,500	940
	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2021	1,875,000	810
Options outstanding as of September 30, 2021	1,875,000	810
Vested as of September 30, 2021	417,500	757
Exercisable as of September 30, 2021	67,500	940

The fair value of each SAR granted to employees is estimated at each reporting date using the Black- Scholes option-pricing model with the following weighted average assumptions:

	March, 31 2021	September 30, 2021
	Audited	Unaudited
Dividend yield	0%	0%
Expected term (in years)	3.7 – 5.2	2.7 - 5.9
Expected volatility	45.20% - 45.64%	48.15% -52.55%
Risk free interest rate	0.63% - 1.01%	0.45% - 1.14%

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s condensed consolidated statements of operations totaled INR 561 million and reversal of expense INR 143 million (US$ 1.9 million) for the six months ended September 30, 2020 and September 30, 2021, respectively. The amount of share-based compensation expense capitalized during the period ended September 30, 2020 and September 30, 2021 was INR 390 million and INR Nil, respectively. The carrying value of the liability recorded for SARs as at September 30, 2021 is INR 1,075 million (US$ 14.5 million).

Unrecognized compensation cost for unvested SARs as of September 30, 2021 is INR 766 million (US$ 10.3 million), which is expected to be expensed over a weighted average period of 3.5 years.

The fair value per SAR at the date of grant during the period ended September 30, 2021 is as follows:

Date of grant	No. of SARs granted	Deemed fair value of SAR (INR)	Vesting Period	Valuation used
July 18, 2019	200,000	722	February 2020	Market price
July 18, 2019	1,600,000	722	March 31, 2020 to July 31, 2027	Market price
March 30, 2020	170,000	1,069	March 31, 2021 to March 31, 2024	Market price
March 31, 2021	80,000	2,056	March 31, 2022 to March 31, 2025	Market price

24. Impairment of assets and Assets held for sale

In April 2021, the Company has entered into an agreement with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MWs (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. The Company had recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the year ended March 31, 2021, pursuant thereto these assets (net) are carried at its fair values in the financial statements.

As per the terms of the Rooftop Sale Agreement in respect to 43.2 MWs operating capacity that are part of the Restricted Groups (as defined in the respective Green Bond Indentures) 48.6% of the equity ownership will be transferred to Radiance on the closing date, and pursuant to the terms of the Green Bond Indentures, the remaining 51.4% may only be transferred post refinancing of the Green Bonds. In August 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one of a rooftop project of 10 MWs, the restriction on transfer of shareholding was released and related assets and liabilities of the SPV have been reclassified and reported as assets held for sale as of September 30, 2021.

The transfer of ownership for remaining operating capacity of 33.2 MWs for the Solar Green Bonds is not anticipated to occur within 12 months, hence, the assets and liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions in the condensed consolidated financial statements at September 30, 2021.

There is also a restriction on transfer of equity ownership relating to the 16 MW project with Delhi Jal Board (DJB), wherein 49% of the equity ownership will be transferred to Radiance on closing date, and the remaining 51% will be transferred on or after March 31, 2024. Accordingly, the related assets and liabilities of the DJB 16 MW project are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions at September 30, 2021 and March 31, 2021 respectively.

The sale of Rooftop Subsidiaries having remaining 103.8 MWs (including 10 MWs mentioned above) operating capacity is expected to be consummated within the next 12 months and accordingly the assets and related liabilities of these subsidiaries are shown as “Assets classified as held for sale” in the condensed consolidated balance sheet as at September 30,2021. The Company has recognized impairment loss of INR 40 million (US$ 0.5 million) in this respect under condensed consolidated Statement of Operations for the six months ended 30 September 2021.

The Company is in process of obtaining requisite approvals/ condition precedents, as defined in the contract, for transfer of its shareholding in the Rooftop subsidiaries and proceeds are expected to be received by end of current financial year.

In the event the sale of the Rooftop Subsidiaries does not occur, the Company must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

In May 2021, the Company has disposed its investment in a subsidiary on a going concern basis for consideration of INR 123 million (US$ 1.7 million). The same was reported as Asset held for sale under financials for the year ended March 31, 2021.

The assets and liabilities of the Rooftop Subsidiaries classified as held for sale, together with the calculation of the related impairment loss is shown below.

	As of September 30,
	2021		2021
	(INR)		(US$)

	(In million)
Assets
Current assets:
Cash and cash equivalents	164		2.2
Restricted cash	267		3.6
Accounts receivable, net	313		4.2
Prepaid expenses and other current assets	9		0.1
Total current assets	753		10.1
Property, plant and equipment, net	2,946		39.7
Other assets	25		0.3
Total assets (A)	3,724		50.1
Liabilities
Current liabilities:
Accounts payable	6		0.1
Current portion of long-term debt	12		0.2
Interest payable	91		1.2
Other liabilities	172		2.3
Total current liabilities	281		3.8
Non-current liabilities:
Long-term debt	1,948		26.3
Other liabilities	51		0.7
Total liabilities (B)	2,280		30.8
Net Assets (C=A-B)	1,444		19.3
Fair value (D)	1,404		18.8
Impairment loss (E=C-D)	40	(1)	0.5

(1)	During the six months ended September 30, 2021 the Company has recorded an Impairment loss of INR 40 million (US$ 0.5 million) on account of changes in fair value of carrying value of net assets.

The fair value of consideration related to the rooftop sale includes expected recovery of VGF for INR 463 million (US$ 6.3 million). The Company has undertaken to refund to the purchaser an amount equivalent to 85% of any shortfall in recovery of VGF. Based on the current circumstances, management has assessed that they have complied with the conditions associated with the grant of VGF and hence have determined that the recovery of the VGF is likely.

During the six months ended September 30, 2021, in respect of the 33.2 MWs operating capacity that are part of the Restricted Groups and 16 MW project with Delhi Jal Board, the Company has consolidated the entities in the condensed consolidated financial statements and net carrying value of these assets are reinstated.

25. Fair Value Measurements

ASC Topic 820 Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier value hierarchy of fair value measurement based upon the whether the inputs to that measurement are observable or unobservable. Observable inputs reflect data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. ASC Topic 820 prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace. Observable inputs, other than Level 1 quoted prices for similar instruments in active markets; quoted prices for similar or identical instruments in markets that are not active; and valuations using models in which all significant inputs are observable in active markets.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC Topic 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach — Replacement cost method.

The valuation techniques used by the Company to measure and report the fair value of certain financial assets and liabilities on a recurring basis are as follows;

Foreign exchange derivative contracts

The Company enters into foreign exchange option contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange option contracts by transacting with highly rated counterparties which are major banks. The Company uses valuation models to determine the fair value of the foreign exchange option contracts. The inputs considered include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying option contracts. The Company classifies the fair value of these foreign exchange option contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective option contracts.

	Fair value measurement at reporting date using
	Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)

Description	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	131	-	131	-
Fair valuation of swaps and options	14	-	14	-
Forward exchange derivative contracts	768	-	768	-
Non-current assets
Fair valuation of swaps and options (INR)	1,277	-	1,277	-
Total assets (INR)	2,190	-	2,190	-
Total assets (US$)	29.5	-	29.5	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)

Description	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts	256	-	256	-
Fair valuation of swaps and forward (INR)	212	-	212	-
Non-current liabilities
Other Liabilities
Fair valuation of swaps and forward (INR)	133	-	133	-
Forward exchange derivative contracts	315	-	315	-
Total Liabilities (INR)	916	-	916	-
Total Liabilities (US$)	12.4	-	12.4	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)

Description	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	914	-	914	-
Non-current assets
Fair valuation of swaps and options (INR)	5,765	-	5,765	-
Forward exchange derivative contracts (INR)	21	-	21	-
Total assets (INR)	6,700	-	6,700	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)

Description	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts	961	-	961	-
Non-current liabilities
Other Liabilities
Fair valuation of swaps and forward (INR)	251	-	251	-
Total Liabilities (INR)	1,212	-	1,212	-

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments and are classified as level 2. There have been no transfers between categories during the current period.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$

	(In million)
Fixed rate project financing loans:
Foreign currency loans	61,993	66,255	905.9
Indian rupee loans	5,910	5,628	76.9

	As of September 30,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$

	(In million)
Fixed rate project financing loans:
Foreign currency loans	56,111	59,212	798.4
Indian rupee loans	5,981	5,525	74.5

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

The carrying value and fair value of the Company’s investment in the Bank of Mauritius notes, classified as held to maturity securities is as follows:

	As of March 31,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$

	(In million)
	Audited
Non-current investments:
Fixed rate Bank of Mauritius notes	7	7	0.1

	As of September 30,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$

	(In million)
	Unaudited
Non-current investments:
Fixed rate Bank of Mauritius notes	7	7	0.1

The Company uses the yield method to estimate the fair value of fixed rate Bank of Mauritius notes by using interest rate as an input. The carrying amount of the Company’s investment in fixed rate Bank of Mauritius notes approximate, their fair values relative to variable interest rates.

* Fair value measurement at reporting date using significant unobservable inputs (Level 3).

26. Derivative instruments and hedging activities

Contracts designated as a Cashflow Hedge

The Company hedged the foreign currency exposure risk related to certain intercompany loans denominated in foreign currency through a call spread option with a full swap for coupon payments. The Company also availed trade credit facilities denominated in foreign currencies which were fully hedged through interest rate swaps. The foreign currency forward contracts and options were not entered into for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of September 30, 2021.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2021 and September 30, 2021:

	As of March 31, 2021
	Notional Amount	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)	Other Assets (Fair Value)
	(US$)	(INR)	(INR)	(INR)

	Audited
	(In million)
Fair valuation of swaps and options	849.7	-	-	5,765
Forward exchange derivative contracts	11.2	-	-	21
Fair valuation of swaps and forward	94.6	251	-	-
Forward exchange derivative contracts	46.1	-	38	-

	March 31, 2021
	Notional	Current Liabilities	Other Assets
	(US$)	(INR)	(INR)

	(In million)
Forward exchange derivative contracts	101.4	74	—

	September 30, 2021
	Notional Amount	Current Liabilities	Non-Current Liabilities		Prepaid expenses and other current assets	Other Asset	Current Liabilities	Non-Current Liabilities		Prepaid expenses and other current assets	Other Assets
		(Fair value)	(Fair value)		(Fair value)	(Fair value)	(Fair value)	(Fair value)		(Fair value)	(Fair value)
	(US$)	(INR)	(INR)		(INR)	(INR)	(US$)	(US$)		(US$)	(US$)

	Unaudited
	(In million)
Fair valuation of swaps and options	855.0	220	179		14	1,277	3.0	2.4		0.2	17.2
Fair valuation of swaps and forward	107.8	-	269	*	-	-	-	3.6	*	-	-
Forward exchange derivative contracts	208.8	190	-		131	-	2.6	-		1.8	-

*It includes INR 50 million (USD 0.7 million) for liabilities related to assets held for sale.

The Company recorded the net fair value of derivative liability of INR 827 million and derivative liability of INR 4,876 million (US$ 65.7 million) in the Other comprehensive income for the year ended March 31, 2021 and six months ended September 30, 2021, respectively and recorded an expense of INR 765 million and INR 768 million (US$ 10.4 million) related to the amortization of the cost of the hedge for six months ended September 30, 2020 and 2021, respectively.

The foreign exchange derivative contracts mature generally over a period of 0.1 – 4.7 years.

Contracts designated as fair value hedge

The Company hedged the exposure to fluctuations in the fair value of firm commitments denominated in foreign currency through forward exchange derivative contracts. Fair value adjustments related to non-financial instruments will be recognized in the hedged item upon recognition and will eventually affect earnings as and when the hedged item is derecognized. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, will be recorded in in the consolidated balance sheet. The gain or loss on the hedging derivative in a hedge of a foreign-currency-denominated firm commitment and the offsetting loss or gain on the hedged firm commitment is recognized in earnings in the accounting period, post the recognition of the hedged item in the balance sheet. The forward exchange derivative contracts were not entered into for trading or speculative purposes.

The foreign exchange derivative contracts mature generally over a period of 1 months – 1 year.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The hedge contracts were effective as of September 30, 2021.

	As of March 31, 2021
	Notional	Current Liabilities (Fair value)	Prepaid expenses and other current assets (Fair value)
	(US$)	(INR)	(INR)

	Audited
	(In million)
Forward exchange derivative contracts	265.1	887	876

September 30, 2021
	Notional Amount	Current Liabilities	Non-Current Liabilities	Prepaid expenses and other current assets	Current Liabilities	Non-Current Liabilities	Prepaid expenses and other current assets
		(Fair value)	(Fair value)	(Fair value)	(Fair value)	(Fair value)	(Fair value)
	(US$)	(INR)	(INR)	(INR)	(US$)	(US$)	(US$)

Unaudited
(In million)
Forward exchange derivative contracts (FVH)	173.2	29	51	31	0.4	0.7	0.4

The Company recorded the fair value of derivative asset/liability of INR 887 million and INR 49 million (US$ 0.7 million) at March 31, 2021 and September 30, 2021, respectively and incurred an amount of INR 200 and INR 1,020 million (US$ 13.8 million) related to acquisition of capital assets during the year ended March 31, 2021 and six months ended September 30, 2021, respectively.

27. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financing instruments, other than accounts receivables, by selecting counter parties that are well known Indian or international banks.

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the period ended March 31, 2021 and September 30, 2021:

	March 31, 2021		September 30, 2021
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable	of Power	Receivable *
Solar Energy Corporation of India	21.47%	13.17%	28.31%	11.21%
Punjab State Power Corporation Limited	13.46%	11.60%	12.41%	9.64%
NTPC Limited	16.07%	8.47%	11.89%	5.56%
Hubli Electricity Supply Company Limited	5.08%	9.45%	4.16%	13.57%
Chamundeshwari Electricity Supply Company	3.62%	14.41%	3.02%	15.05%
Andhra Pradesh Power Coordination Committee	3.53%	18.32%	3.05%	19.29%
Gujarat Urja Vikas Nigam Limited	11.17%	3.16%	8.85%	1.62%

* Includes receivables for Rooftop entities

28. Subsequent event

Subsequent to the September 30, 2021, the Company has signed PPAs with SECI for 600 MWs at a fixed tariff of INR 2.54 per kWh and 2,333 MWs at a fixed tariff of INR 2.42 per kWh for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects.

The Company has also received letter of awards (LOA), for its first 120 MWs wind project and first 150 MWs solar – wind hybrid project, from SECI. Since, Company is yet to sign the PPA for these projects and has not yet carried out any material activities under the project, the wind business has not been considered as a separate business segment, as of now there are non-business activities, revenue or investment in this segment.

The Enforcement Directorate of India (the “ED”) registered an Enforcement Case Information Report on 15 June 2021, wherein Mr. Pawan Agrawal, the current Chief Financial Officer of the Company, is one of those named and charged with commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India (“PMLA”) in relation to Mr. Agrawal’s prior employment with Yes Bank Limited. The ED filed a Prosecution Complaint on October 1, 2021 before a special PMLA court in New Delhi, and Mr. Agrawal received summons from such court, requiring his appearance. The relevant transactions predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. Mr. Agrawal intends to continue his duties as the Company’s Chief Financial Officer as he defends the charges against him.